   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 1, 1995



                                                       REGISTRATION NO. 33-61583

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------

                            LEAR SEATING CORPORATION
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                                            13-3386776
         (State or other jurisdiction of                               (IRS Employer
         incorporation or organization)                             Identification No.)

                              21557 TELEGRAPH ROAD
                           SOUTHFIELD, MICHIGAN 48034
                                 (810) 746-1500
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                             JAMES H. VANDENBERGHE
                              21557 TELEGRAPH ROAD
                           SOUTHFIELD, MICHIGAN 48034
                                 (810) 746-1500
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                          ---------------------------

                                   Copies to:

               Robert W. Ericson                                       David Mercado
               John L. MacCarthy                                  Cravath, Swaine & Moore
                Winston & Strawn                                     825 Eighth Avenue
               35 W. Wacker Drive                                New York, New York 10019
            Chicago, Illinois 60601                                   (212) 474-1000
                 (312) 558-5600

                          ---------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the registration statement becomes effective.


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                          ---------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               EXPLANATORY NOTES


     This Registration Statement covers the registration of 17,250,000 shares of Common Stock, $.01 par value per share, of Lear for sale in underwritten public offerings (the "Offerings") in the United States and Canada (the "U.S. Offering") and outside the United States and Canada (the "International Offering"). The complete Prospectus relating to the U.S. Offering (the "U.S. Offering Prospectus") follows immediately after these Explanatory Notes. Following the U.S. Offering Prospectus is an alternate cover page and alternate back cover page for the Prospectus to be used in the International Offering (the "International Prospectus"). Otherwise, the International Prospectus will be identical to the U.S. Offering Prospectus.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 Subject to Completion, dated September 1, 1995


PROSPECTUS
                               15,000,000 Shares

                                  [LEAR LOGO]

                                  COMMON STOCK
                          ---------------------------


     Of the 15,000,000 shares of Common Stock ("Common Stock") of Lear Seating Corporation ("Lear" or the "Company") being offered hereby, 10,000,000 shares are being offered by the Company and 5,000,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. Of the 15,000,000 shares of Common Stock being offered hereby, 12,000,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 3,000,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The public offering price and underwriting discounts and commissions per share are identical for both Offerings. See "Underwriting."



     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LEA." On August 31, 1995, the reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape was $28 5/8 per share.


      SEE "RISK FACTORS" ON PAGE 9 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                         Underwriting                    Proceeds to
                                           Price to     Discounts and    Proceeds to       Selling
                                            Public      Commissions(1)    Company(2)     Stockholders
-------------------------------------------------------------------------------------------------------
Per Share..............................        $              $               $               $
-------------------------------------------------------------------------------------------------------
Total(3)...............................        $              $               $               $
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) Lear and the Selling Stockholders have agreed to indemnify the U.S. Underwriters, the International Managers and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by Lear estimated at $               .
(3) The Selling Stockholders have granted the U.S. Underwriters and the International Managers a 30-day option to purchase up to an aggregate of 2,250,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Selling Stockholders will be $       , $
    and $       , respectively. See "Underwriting."
                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of certificates for shares will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about                   , 1995.

                          ---------------------------

LEHMAN BROTHERS
                MORGAN STANLEY & CO.
                   INCORPORATED
                               PAINEWEBBER INCORPORATED
                                                         SCHRODER WERTHEIM & CO.
                  , 1995

                       [LEAR SEATING CORPORATION LOGO]


                [PHOTO CHEVROLET CAVALIER SUREBOND (TM) SEAT]
                       [PHOTO INTERIOR TRIM COMPONENTS]
                        [PHOTO FORD WINDSTAR INTERIOR]

                              [PHOTO FIAT PUNTO]


HIGH-IMPACT, CUSTOMER-FOCUSED TECHNOLOGY. Lear Seating Corporation is dedicated to providing its customers with world-class products and services. From its Technical Centers in Southfield and Rochester Hills, Michigan and Turin, Italy, research, advanced engineering and testing focus on future products for the world market. These centers demonstrate Lear's ongoing commitment as a technology leader and as a Tier I interior systems supplier.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THE OFFERINGS, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK OF THE COMPANY PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7, AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.
                           -------------------------

                             AVAILABLE INFORMATION


     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). The registration statement ("Registration Statement") (which term encompasses any amendments thereto) and the exhibits thereto filed by the Company with the Commission, as well as the reports and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the New York Stock Exchange located at 20 Broad Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 First Street, N.W., Washington, D.C. 20549 at prescribed rates.



     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or to a document incorporated by reference herein, reference is hereby made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference and made a part hereof:


(a) the Company's Annual Report on Form 10-K for the year ended December 31,
     1994;



(b) the Company's Quarterly Report on Form 10-Q for the period ended April 1, 1995;



(c) the Company's Quarterly Report on Form 10-Q for the period ended July 1,
     1995;



(d) the Company's Current Report on Form 8-K dated December 15, 1994, as amended by its Form 8-K/A filed on February 28, 1995 and its Form 8-K/A filed on August 11, 1995;



(e) the Company's Current Report on Form 8-K filed on August 28, 1995; and



(f) the Company's Registration Statement on Form 8-A filed on April 1, 1994, as amended by Amendment No. 1 on Form 8-A/A filed on April 5, 1994.


     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to the Company's principal office: Lear Seating Corporation, 21557 Telegraph Road, Southfield, Michigan 48034, Attention: Secretary (telephone: (810) 746-1500).

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the "Company" or "Lear" refers to Lear Seating Corporation and its consolidated subsidiaries. Unless otherwise indicated, all information contained in this Prospectus is based on the assumption that the Underwriters' over-allotment option is not exercised. Unless the context otherwise requires, the description of the Company's business included in this Prospectus does not include AIH.


                                  THE COMPANY

GENERAL


     Lear Seating Corporation is the largest supplier of automotive seat systems in the world. The Company's principal products include finished automobile and light truck seat systems, seat frames, seat covers and other seat components. The Company's seat systems, which are designed, manufactured and assembled at the Company's manufacturing facilities, are shipped to customer assembly plants on a sequential just-in-time basis. As of July 1, 1995, the Company employed approximately 26,000 people in 18 countries and operated 82 manufacturing, research, design, engineering, testing and administration facilities. The Company's sales have grown rapidly, both internally and through acquisitions, from approximately $159.8 million in the fiscal year ended June 30, 1983 to approximately $3.1 billion in the year ended December 31, 1994, a compound annual growth rate of approximately 30%.



     With the acquisition of Automotive Industries Holding, Inc. ("AIH") in August 1995, the Company has become the largest independent Tier I supplier of automotive seat and interior systems to the North American and European vehicle markets. AIH is a leading designer and manufacturer of high quality interior trim systems and blow molded products principally for North American and European car and light truck manufacturers.


STRATEGY


     The Company's strategy is to capitalize on two significant trends in the automotive industry: (i) the outsourcing of automotive components and systems by original equipment manufacturers ("OEMs"); and (ii) the consolidation and globalization of the OEMs' supply base. Outsourcing of interior components and systems has increased in response to competitive pressures on OEMs to improve quality and reduce capital needs, costs of labor, overhead and inventory. Consolidation among automotive industry suppliers has occurred as OEMs have more frequently awarded long-term sole source contracts to the most capable global suppliers. Increasingly, the criteria for selection include not only cost, quality and responsiveness, but also certain full-service capabilities including design, engineering and project management support.


     Elements of the Company's strategy include:

          - Strong Relationships with the OEMs. The Company's management has developed strong relationships with its 17 OEM customers which allow Lear to identify business opportunities and customer needs in the early stages of vehicle design. Management believes that working closely with OEMs in the early stages of designing and engineering seat systems gives it a competitive advantage in securing new business. Lear maintains an excellent reputation with the OEMs for timely delivery and customer service and for providing world class quality at competitive prices.

          - Product Technology and Product Design Capability. Lear has made substantial investments in product technology and product design capability to support its products. The Company maintains two advanced technical centers (in Southfield, Michigan and Turin, Italy) where it develops and tests current and future products to determine compliance with safety standards, quality and durability, response to environmental conditions and user wear and tear. At its 12 customer-dedicated engineering centers, specific program applications are developed and tested. The Company has also made substantial investments in advanced computer aided design, engineering and manufacturing systems.

          - Lean Manufacturing Philosophy. Lear's "lean manufacturing" philosophy seeks to eliminate waste and inefficiency in its own operations and in those of its customers and suppliers. The Company, whose facilities are linked by computer directly to those of its suppliers and customers, receives components from its suppliers on a just-in-time basis, and delivers seat systems and components to its customers on a sequential just-in-time basis, which provides products to an OEM's manufacturing facility in the color and order in which the products are used. This process minimizes inventories and fixed costs for both the Company and its customers and enables the Company to deliver products on as little as 90 minutes' notice.

          - Global Presence. Due to significant cost savings and improved product quality and consistency, OEMs have increasingly required their suppliers to manufacture seat systems and other components in multiple geographic markets. By expanding its operations outside the United States, Lear provides its products on a global basis to its OEM customers. For the six months ended July 1, 1995 approximately 54% of the Company's sales were outside the United States.


          - Growth Through Strategic Acquisitions. Strategic acquisitions have been, and management believes will continue to be, an important element in the Company's growth worldwide and in its efforts to capitalize on automotive industry trends. These acquisitions complement Lear's existing capabilities and provide new growth opportunities. The Company's recent acquisitions have expanded its OEM customer base and worldwide presence and enhanced its relationships with existing customers. The acquisition of AIH (the "AIH Acquisition") has also given the Company a significant presence in the non-seating segment of the automobile and light truck interior market.



     Implementation of the Company's strategy has resulted in rapid growth of the Company's net sales from approximately $159.8 million in the fiscal year ended June 30, 1983 to approximately $3.1 billion in the year ended December 31, 1994, a compound annual growth rate of approximately 30%. This increase in sales has been achieved through internal growth as well as through acquisitions. In 1994, the Company held a leading 38% share of the estimated $4.8 billion North American outsourced seat systems market and a 27% share of the estimated $6.8 billion total seat systems market. After giving pro forma effect to the acquisition of the primary automotive seat systems supplier to Fiat S.p.A. (the "FSB Acquisition"), the Company's share in 1994 of the estimated $2.4 billion European outsourced seat systems market would have been a leading 33% and its share of the estimated $4.5 billion total seat systems market would have been 18%. The Company's North American content per vehicle has increased from $12 in 1983 to $169 in 1994. In Europe, the Company's content per vehicle has grown from $3 in 1983 to $80 in 1994 after giving pro forma effect to the FSB Acquisition.


RECENT ACQUISITIONS


     In August 1995, the Company purchased AIH for an aggregate purchase price of $926.4 million (including the assumption of $282.3 million of AIH's existing indebtedness and the payment of fees and expenses in connection with the acquisition). The acquisition of AIH, a leading designer and manufacturer of high quality interior trim systems and blow molded products principally for North American and European car and light truck manufacturers, positions the Company as the largest, independent Tier I supplier of automotive seat and interior systems to the estimated $22 billion North American and European total light vehicle interior market. AIH's sales have grown rapidly, both internally and through acquisitions, from approximately $209.5 million in 1991 to approximately $512.8 million in 1994, a compound annual growth rate of approximately 35%. As a result of the AIH Acquisition, Lear is able to provide OEMs with a complete portfolio of interior systems and components and the ability to manage the design, manufacture and supply of the total car and light truck interior. In the near-term, the Company intends to operate AIH as a separate division, using Lear's existing relationships with the OEMs to expand AIH's business. Management believes that as the outsourcing and supplier consolidation trends continue, the OEMs will increasingly seek global suppliers to provide total interiors, including seat systems, resulting in greater integration of Lear's and AIH's businesses and long-term growth opportunities for the Company.


     Since 1990, Lear has completed five additional strategic acquisitions. In December 1994, the Company completed the FSB Acquisition, establishing Lear as the market leader in automotive seat systems in Europe. In 1993, the Company significantly expanded its operations in North America by purchasing certain portions of the North American seat cover and seat systems business (the "NAB") of Ford (the "NAB Acquisition"). In 1991 and 1992, the Company acquired the seat systems businesses of Saab in Sweden and Finland and of Volvo in Sweden.


     The Company's principal executive offices are located at 21557 Telegraph Road, Southfield, Michigan 48034. Its telephone number at that location is
(810) 746-1500.

                                 THE OFFERINGS


Common Stock offered by:
  The Company...........................  10,000,000 shares
  The Selling Stockholders..............   5,000,000 shares
                                          ----------
     Total Common Stock offered.........  15,000,000 shares
                                          ==========
Common Stock offered for sale in:
  U.S. Offering.........................  12,000,000 shares
  International Offering................   3,000,000 shares
Common Stock to be outstanding after the
  Offerings.............................  56,132,364 shares(1)
NYSE Symbol ............................  LEA
Use of Proceeds.........................  The net proceeds to the Company from the Offerings will be used to repay a portion of the indebtedness
                                          outstanding under the New Credit Agreement (as
                                          defined herein) incurred to finance the AIH
                                          Acquisition. The Company will not receive any
                                          proceeds from the sale of Common Stock by the
                                          Selling Stockholders.


-------------------------

(1) Excludes 4,371,452 shares of Common Stock issuable upon exercise of options outstanding as of July 1, 1995 and granted pursuant to (i) stock option agreements between the Company and certain management investors, (ii) the Company's 1992 Stock Option Plan and (iii) the Company's 1994 Stock Option Plan. Also excludes 229,405 shares of Common Stock issuable upon exercise of options (collectively with the options referred to in the preceding sentence, the "Options") originally granted under the Automotive Industries Holding, Inc. 1992 Key Employee Stock Option Plan which were converted into options to purchase Common Stock in connection with the AIH Acquisition.


                                  RISK FACTORS

     Investment in the Company's Common Stock involves certain risks discussed under "Risk Factors" that should be considered by prospective investors.

                     SUMMARY FINANCIAL DATA OF THE COMPANY


     The following summary consolidated financial information and other data were derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the fiscal years ended December 31, 1994 and 1993 and June 30, 1993 and 1992 have been audited by Arthur Andersen LLP. The consolidated financial statements of the Company for the six months ended July 1, 1995 and July 2, 1994 are unaudited; however, in the Company's opinion, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations of such periods. The results for the six months ended July 1, 1995 are not necessarily indicative of the results to be expected for the full fiscal year. The summary financial data below should be read in conjunction with the other financial data of the Company included in this Prospectus, the consolidated financial statements of the Company and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."


                            LEAR SEATING CORPORATION

                                    AS OF OR FOR THE
                                    SIX MONTHS ENDED                  AS OF OR FOR THE YEAR ENDED
                                  --------------------    ----------------------------------------------------
                                  JULY 1,     JULY 2,     DECEMBER 31,    DECEMBER 31,    JUNE 30,    JUNE 30,
                                    1995        1994          1994            1993          1993        1992
                                  --------    --------    ------------    ------------    --------    --------
                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales.......................  $2,186.1    $1,508.9      $3,147.5        $1,950.3      $1,756.5    $1,422.7
Operating income................     114.9        84.6         169.6            79.6          81.1        56.8
Net income (loss)(1)............      45.9        27.7          59.8           (13.8)         10.1       (22.2)
Net income (loss) per
  share(1)......................       .92         .61          1.26            (.39)          .25        (.80)
BALANCE SHEET DATA:
Total assets....................  $1,855.1    $1,217.2      $1,715.1        $1,114.3      $  820.2    $  799.9
Long-term debt..................     460.1       383.5         418.7           498.3         321.1       348.3
Stockholders' equity............     246.5       184.0         213.6            43.2          75.1        49.4
OTHER DATA:
EBITDA(2).......................  $  152.0    $  111.5      $  225.7        $  122.2      $  121.8    $   91.8
Capital expenditures............      42.6        35.0         103.1            45.9          31.6        27.9
North American content per
  vehicle(3)....................       193         159           169             112            98          94
European content per
  vehicle(4)....................        90          38            48              38            37          21

-------------------------

(1) After extraordinary charges of $11.7 million and $5.1 million ($.33 and $.18 per share) for the fiscal years ended December 31, 1993 and June 30, 1992, respectively, relating to the early extinguishment of debt.


(2) "EBITDA" is operating income plus amortization and depreciation. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

(3) "North American content per vehicle" is the Company's net sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.

(4) "European content per vehicle" is the Company's net sales in Western Europe divided by total Western European vehicle production. "Western European vehicle production" comprises car and light truck production in Western Europe estimated by the Company from industry sources.

         SUMMARY FINANCIAL DATA OF AUTOMOTIVE INDUSTRIES HOLDING, INC.


     The following summary consolidated financial information and other data were derived from the consolidated financial statements of AIH. The consolidated financial statements of AIH for each fiscal year presented have been audited by Arthur Andersen LLP. The consolidated financial statements of AIH for the six months ended July 1, 1995 and July 2, 1994 are unaudited; however, in the opinion of AIH's management, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations of such periods. The results for the six months ended July 1, 1995 are not necessarily indicative of the results to be expected for the full fiscal year. The summary financial data below should be read in conjunction with the other financial data of AIH included in this Prospectus, the consolidated financial statements of AIH and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Results of Operations of Automotive Industries Holding, Inc."


                      AUTOMOTIVE INDUSTRIES HOLDING, INC.

                                               AS OF OR FOR THE
                                               SIX MONTHS ENDED            AS OF OR FOR THE YEAR ENDED
                                             ---------------------   ----------------------------------------
                                             JULY 1,      JULY 2,    DECEMBER 31,   JANUARY 1,   DECEMBER 26,
                                               1995         1994         1994          1994          1992
                                             --------     --------   ------------   ----------   ------------
                                                                  (DOLLARS IN MILLIONS)
OPERATING DATA:
Net sales...................................  $ 377.1      $ 236.8      $512.8        $348.7        $272.4
Operating income............................     45.5         31.8        63.9          47.1          36.5
Net income(1)...............................     21.9         16.8        32.7          24.0           6.9
BALANCE SHEET DATA:
Total assets................................  $ 611.3      $ 461.0      $567.4        $338.5        $233.7
Long-term debt..............................    221.1        154.0       216.9          93.8          75.8
Stockholders' equity........................    241.3        207.2       219.9         189.7         109.8
OTHER DATA:
EBITDA......................................  $  60.4      $  41.9      $ 85.8        $ 63.0        $ 48.6
Capital expenditures........................     30.8         18.6        40.5          22.4           8.9

-------------------------

(1) Net of a preferred stock dividend of $1.0 million and an extraordinary item relating to the early extinguishment of debt of $8.3 million in the fiscal year ended December 26, 1992.

            SUMMARY PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL DATA


     The following summary pro forma unaudited consolidated financial and other data were derived from and should be read in conjunction with the pro forma unaudited consolidated financial data included elsewhere in this Prospectus. The following summary pro forma unaudited consolidated operating data of the Company were prepared to illustrate the estimated effects of (i) the AIH Acquisition (including the refinancing of certain debt of AIH with borrowings under a $1.5 billion secured revolving credit agreement with Chemical Bank and a syndicate of financial institutions (the "New Credit Agreement")), (ii) the FSB Acquisition,
(iii) certain acquisitions completed by AIH prior to the acquisition of AIH by the Company, (iv) the initial public offering of Common Stock by the Company (the "IPO") and the application of the net proceeds therefrom in April 1994, (v) the refinancing of the Company's 14% Subordinated Debentures due 2000 (the "Subordinated Debentures") with its 8 1/4% Subordinated Notes due 2002, (vi) the refinancing of the Company's prior $500 million credit facility (the "Prior Credit Facility") with borrowings under the New Credit Agreement and (vii) the Offerings contemplated hereby and the application of the net proceeds to the Company therefrom to repay indebtedness incurred pursuant to the New Credit Agreement to finance the AIH Acquisition (collectively, the "Pro Forma Transactions"), as if the Pro Forma Transactions had occurred on January 1, 1994. The following summary pro forma unaudited consolidated balance sheet data were prepared as if the AIH Acquisition, the acquisition of Plastifol GmbH & Co. KG ("Plastifol") by AIH and the Offerings contemplated hereby and the application of the net proceeds therefrom to repay indebtedness incurred pursuant to the New Credit Agreement to finance the AIH Acquisition had occurred as of July 1, 1995. The following summary pro forma unaudited consolidated financial data do not purport to represent (i) the actual results of operations or financial condition of the Company had the Pro Forma Transactions occurred on the dates assumed or (ii) the results to be expected in the future.


                                                                    AS OF OR            AS OF OR
                                                                    FOR THE              FOR THE
                                                                SIX MONTHS ENDED       YEAR ENDED
                                                                  JULY 1, 1995      DECEMBER 31, 1994
                                                                ----------------    -----------------
                                                                    (DOLLARS IN MILLIONS, EXCEPT
                                                                  PER SHARE AND CONTENT PER VEHICLE
                                                                                DATA)


OPERATING DATA:
Net sales....................................................       $2,612.3            $ 4,355.6
Operating income.............................................          164.1                227.1
Net income...................................................           56.7                 59.4
Net income per share.........................................            .95                 1.00
BALANCE SHEET DATA:
Total assets.................................................       $2,954.2
Long-term debt...............................................        1,116.0
Stockholders' equity.........................................          519.9
OTHER DATA:
EBITDA.......................................................       $  222.6            $   334.5
Capital expenditures.........................................           73.4                151.0
North American content per vehicle(1)........................            231                  205


-------------------------
(1) "North American content per vehicle" is the Company's pro forma net sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.

                                  RISK FACTORS

     A potential investor should consider carefully all of the information contained in this Prospectus before deciding whether to purchase the Common Stock offered hereby and, in particular, should consider the following:

LEVERAGE


     Substantially all the funds needed to finance the Company's recent acquisitions, including the FSB Acquisition and the AIH Acquisition, were raised through borrowings. As a result, the Company has debt that is substantial in relation to its stockholders' equity and a significant portion of the Company's cash flow from operations will be used to service its debt obligations. As of July 1, 1995, after giving effect to the Pro Forma Transactions, the Company had total debt of $1,140.8 million and stockholders' equity of $519.9 million, producing a total capitalization of $1,660.7 million, so that total debt as a percentage of total capitalization was 68.7%.


     The Company's high leverage may have consequences, including the following:
(i) the ability of the Company to obtain additional financing for working capital, capital expenditures and debt service requirements or other purposes may be impaired; (ii) the Company may be more highly leveraged than companies with which it competes, which may place it at a competitive disadvantage; and
(iii) the Company may be more vulnerable in the event of a downturn in its business or in the economy generally. If the Company is unable to generate sufficient cash flow to service its debt obligations, it will have to adopt one or more alternatives, such as reducing or delaying planned expansion and capital expenditures, selling assets, restructuring debt or obtaining additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms.


     In addition, because certain of the Company's obligations under the New Credit Agreement bear interest at floating rates, an increase in interest rates could adversely affect the Company's ability to service its debt obligations. As of July 1, 1995, the Company was not a party to any interest rate swaps or similar arrangements; however, in the future the Company may determine to enter into such arrangements with respect to all or a portion of its floating rate debt. Although any interest rate swaps or similar arrangements entered into by the Company would effectively cap or fix associated interest rates, such arrangements could have the effect of increasing total interest expense.


CYCLICAL NATURE OF AUTOMOTIVE INDUSTRY


     The Company's principal operations are directly related to domestic and foreign automotive vehicle production. Automobile sales and production are cyclical and can be affected by the strength of a country's general economy and by other factors. A decline in automotive sales and production could result in a decline in the Company's sales.


RELIANCE ON MAJOR CUSTOMERS AND SELECTED CAR MODELS


     Two of the Company's customers, Ford and General Motors, accounted for approximately 39% and 36%, respectively, of the Company's net sales during fiscal 1994. After giving effect to the AIH Acquisition and the FSB Acquisition, sales to Ford and General Motors will continue to represent a similar substantial portion of the Company's total sales. Although the Company has purchase orders from many of its customers, such purchase orders generally provide for supplying the customers' annual requirements for a particular model or assembly plant, renewable on a year-to-year basis, rather than for manufacturing a specific quantity of products. In addition, certain of the Company's manufacturing and assembly plants are dedicated to a single customer's automobile assembly plant. The customer's decision to close any such plant would require the Company to obtain alternate supply agreements, relocate existing business to such facility or close such facility. To date, neither model discontinuances nor plant closings have had a material adverse effect on the Company because of the breadth of the Company's product lines and the ability of the Company to relocate its facilities with minimal capital expenditures. There can be no assurances that the Company's loss of business with respect to either a particular automobile model or a particular assembly plant would not have a material adverse effect on the Company's results of operations or financial condition in the future.


     There is substantial and continuing pressure from the major OEMs to reduce costs, including costs associated with outside suppliers such as the Company. Management believes that the Company's ability to develop new products and to control its own costs, many of which are variable, will allow the Company to remain competitive. However, there can be no assurance that the Company will be able to improve or maintain its gross margins.

CONTROL BY LEHMAN BROTHERS HOLDINGS INC.


     Certain merchant banking partnerships (the "Lehman Funds") affiliated with Lehman Brothers Holdings Inc. own an aggregate of approximately 56% of the outstanding Common Stock. Upon the closing of the Offerings, in which they will participate as Selling Stockholders, the Lehman Funds will own an aggregate of approximately 39% of the outstanding Common Stock (in each case, assuming no Options are exercised and the Underwriters' over-allotment option is not exercised). Pursuant to an agreement with Lehman Brothers Holdings Inc., The Cypress Group L.L.C. provides consulting services to Lehman Brothers Holdings Inc. with respect to the management of the equity investments of the Lehman Funds, including the Lehman Funds' investment in Lear. After the Offerings, employees of Lehman Brothers Holdings Inc. and The Cypress Group L.L.C. will continue to occupy five of the ten seats on the Company's Board of Directors. As a result of their stock ownership and representation on the Company's Board of Directors, the Lehman Funds have the ability to control the affairs and policies of the Company.


RESTRICTIONS ON DIVIDENDS


     The Company's ability to pay dividends to holders of Common Stock is limited under the terms of the New Credit Agreement and of the indentures (the "Indentures") governing its 11 1/4% Senior Subordinated Notes due 2000 (the "Senior Subordinated Notes") and its 8 1/4% Subordinated Notes due 2002 (the "Subordinated Notes"). The Company does not intend to pay any cash dividends in the foreseeable future. See "Common Stock Price Range and Dividends."


FOREIGN EXCHANGE RISK


     As a result of recent acquisitions, including the acquisitions of the primary automotive seat systems supplier to Fiat S.p.A. ("FSB"), John Cotton Limited and Plastifol, and the Company's business strategy, which includes plans for the global expansion of its operations, a significant portion of the Company's revenues and expenses are denominated in currencies other than U.S. dollars. Changes in exchange rates therefore may have a significant effect on the Company's results of operations and financial condition.


ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Restated Certificate of Incorporation and by-laws, as well as provisions of the Delaware General Corporation Law, may have the effect of delaying, deterring or preventing transactions involving a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. For example, under the Restated Certificate of Incorporation, the Board of Directors is authorized to issue one or more classes of preferred stock having such designations, rights and preferences as may be determined by the Board of Directors. In addition, the Board of Directors is divided into three classes, each having a term of three years, with the term of one class expiring each year. A director may be removed from office only for cause. These provisions could delay the replacement of a majority of the Board of Directors and have the effect of making changes in the Board of Directors more difficult than if such provisions were not in place. Further, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined in such law. The current stockholders of the Company are not, by virtue of their current holdings, deemed to be "interested stockholders" under this statute. This statute also may delay, deter or prevent a change of control of the Company. See "Description of Capital Stock" for additional information regarding these and certain other anti-takeover provisions adopted by the Company.

                                USE OF PROCEEDS


     All the net proceeds to the Company from the Offerings will be used to repay a portion of the indebtedness outstanding under the New Credit Agreement which was incurred to finance the AIH Acquisition, bearing a rate of interest as of August 31, 1995 of approximately 6.9%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Liquidity and Capital Resources." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.


                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     The Common Stock is listed for trading on the New York Stock Exchange under the symbol "LEA." The following table sets forth the high and low sale prices of the Common Stock as reported on the New York Stock Exchange for the fiscal periods indicated:


                                                                          HIGH    LOW
                                                                          ----    ----
        1994:
          Second Quarter...............................................   $20 1/4 $16 1/4
          Third Quarter................................................    19 5/8  16
          Fourth Quarter...............................................    22 1/8  17
        1995:
          First Quarter................................................    20 7/8  16 5/8
          Second Quarter...............................................    24 1/4  17 7/8
          Third Quarter (through August 31, 1995)......................    29 3/8  23


     The reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape as of a recent date is set forth on the cover page of this Prospectus.

     As of July 15, 1995, there were 243 holders of record of the outstanding Common Stock and the Company estimates that, at such date, there were approximately 4,500 beneficial holders.

     The Company has never paid dividends on its Common Stock. Any future payment of dividends is subject to the discretion of the Company's Board of Directors, which may consider the Company's earnings and financial condition and such other factors as it deems relevant. In addition, the New Credit Agreement and the Indentures contain certain restrictions on the Company's payment of dividends. The Company does not intend to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at July 1, 1995, after giving effect on a pro forma basis to the AIH Acquisition and the incurrence of indebtedness under the New Credit Agreement to finance such acquisition, and as adjusted to reflect the Offerings contemplated hereby and the application of the net proceeds to the Company therefrom. See "Use of Proceeds" and "Pro Forma Financial Data."

                                                                      AS OF JULY 1, 1995
                                                             ------------------------------------
                                                                                       PRO FORMA
                                                             ACTUAL    PRO FORMA      AS ADJUSTED
                                                             ------    ---------      -----------
                                                                    (DOLLARS IN MILLIONS)


Short-term debt:
  Short-term borrowings...................................   $ 19.2    $   19.2        $    19.2
  Current maturities of long-term debt....................      1.7         5.6 (1)          5.6
                                                             ------    --------        ---------
     Total short-term debt................................     20.9        24.8             24.8
                                                             ------    --------        ---------
Long-term debt, less current portion:
  Term loans..............................................      5.8         5.8              5.8
  Revolving credit loans..................................    160.0     1,073.8 (2)        799.6(5)
  Loans from governmental agencies........................     24.3        27.2 (1)         27.2
  Other, including long-term notes payable and capital
     lease obligations....................................       --        13.4 (1)         13.4
  11 1/4% Senior Subordinated Notes due 2000..............    125.0       125.0            125.0
  8 1/4% Subordinated Notes due 2002......................    145.0       145.0            145.0
                                                             ------    --------        ---------
     Total long-term debt, less current portion...........    460.1     1,390.2          1,116.0
                                                             ------    --------        ---------
Stockholders' equity:
  Common stock, par value $.01 per share; 150,000,000
     shares authorized, 46,142,594 shares issued
     (56,142,594 after adjustment for the Offerings)......       .5          .5               .6(6)
  Additional paid-in capital..............................    274.4       276.3 (3)        550.4(6)
  Notes receivable from sale of Common Stock..............     (1.0)       (1.0)            (1.0)
  Treasury stock, 10,230 shares of Common Stock...........      (.1)        (.1)             (.1)
  Retained deficit........................................     (3.6)       (6.3)(4)        (6.3)
  Cumulative translation adjustment.......................    (17.9)      (17.9)           (17.9)
  Minimum pension liability adjustment....................     (5.8)       (5.8)            (5.8)
                                                             ------    --------        ---------
     Total stockholders' equity...........................    246.5       245.7            519.9
                                                             ------    --------        ---------
       Total capitalization...............................   $727.5    $1,660.7        $ 1,660.7
                                                             ======    ========         ========


-------------------------
(1) Reflects debt assumed in connection with the AIH Acquisition.


(2) Reflects borrowings under the New Credit Agreement of: (i) $623.8 million to purchase all the common stock of AIH, (ii) $262.1 million to retire certain debt assumed in connection with the AIH Acquisition, and (iii) $27.9 million to pay estimated fees and expenses related to the AIH Acquisition and the refinancing of the Prior Credit Facility.



(3) Reflects the issuance of options originally granted under the Automotive Industries Holding, Inc. 1992 Key Employee Stock Option Plan which were converted into options to purchase Common Stock in connection with the AIH Acquisition (the "AIH Option Conversion").



(4) Reflects the write-off of deferred finance fees of $4.2 million related to the refinancing of the Prior Credit Facility, net of the tax benefit of these expenses of $1.5 million.



(5) Reflects the application of the net proceeds of the Offerings to the Company to repay indebtedness under the New Credit Agreement.



(6) Reflects issuance of 10 million shares in the Offerings at $28 5/8 per share, the reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape as of August 31, 1995, net of $12.0 million in estimated fees and expenses.

                            PRO FORMA FINANCIAL DATA


     The following pro forma unaudited consolidated statements of operations of the Company were prepared to illustrate the estimated effects of (i) the AIH Acquisition (including the refinancing of certain debt of AIH pursuant to the New Credit Agreement), (ii) the FSB Acquisition, (iii) certain acquisitions completed by AIH prior to the acquisition of AIH by the Company, (iv) the initial public offering of Common Stock by the Company (the "IPO") and the application of the net proceeds therefrom in April 1994, (v) the refinancing of the Subordinated Debentures with the net proceeds from the issuance of the Subordinated Notes, (vi) the refinancing of the Prior Credit Facility with borrowings under the New Credit Agreement and (vii) the Offerings contemplated hereby and the application of the net proceeds to the Company therefrom to repay indebtedness incurred pursuant to the New Credit Agreement to finance the AIH Acquisition (collectively, the "Pro Forma Transactions"), as if the Pro Forma Transactions had occurred on January 1, 1994.



     The following pro forma unaudited consolidated balance sheet (collectively with the pro forma unaudited consolidated statements of operations, the "Pro Forma Statements") was prepared as if the AIH Acquisition, the acquisition of Plastifol by AIH and the Offerings contemplated hereby and the application of the net proceeds therefrom to repay indebtedness incurred pursuant to the New Credit Agreement to finance the AIH Acquisition had occurred as of July 1, 1995.


     The Pro Forma Statements do not purport to represent (i) the actual results of operations or financial position of the Company had the Pro Forma Transactions occurred on the dates assumed or (ii) the results to be expected in the future.


     The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable. The Pro Forma Statements and accompanying notes should be read in conjunction with the historical financial statements of the Company, AIH, FSB and Plastifol, including the notes thereto, and the other financial information pertaining to the Company, AIH, FSB and Plastifol, including the information set forth in "Capitalization" and related notes thereto, included elsewhere or incorporated by reference in this Prospectus.


           PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                         SIX MONTHS ENDED JULY 1, 1995


                                                             AIH                                      OPERATING AND
                              LEAR           AIH         ACQUISITIONS         AIH            AIH        FINANCING
                           HISTORICAL   HISTORICAL(1)   HISTORICAL(2)    ADJUSTMENTS(3)   PRO FORMA    ADJUSTMENTS      PRO FORMA
                           ----------   -------------   --------------   --------------   ---------   -------------     ---------
                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales................   $ 2,186.1      $ 377.1          $ 49.1           $   --        $ 426.2       $    --        $2,612.3

Cost of sales............     2,014.7        304.1            36.4               --          340.5            --         2,355.2
                            ---------      -------          ------           ------        -------       -------        --------
Gross profit.............       171.4         73.0            12.7               --           85.7            --           257.1
Selling, general and
  administrative
  expenses...............        50.1         24.9             4.2               --           29.1          (0.4)(4)        78.8
Amortization.............         6.4          2.6              --               .5            3.1           4.7(5)         14.2
                            ---------      -------          ------           ------        -------       -------        --------
Operating income.........       114.9         45.5             8.5              (.5)          53.5          (4.3)          164.1
Interest expense.........        28.5          9.0              --              2.1           11.1          13.8(6)         53.4
Other expense, net.......         5.8           --              --               --             --            --             5.8
                            ---------      -------          ------           ------        -------       -------        --------
Income before income
  taxes..................        80.6         36.5             8.5             (2.6)          42.4         (18.1)          104.9
Income taxes.............        34.7         14.6             4.3              (.7)          18.2          (4.7)(7)        48.2
                            ---------      -------          ------           ------        -------       -------        --------
Net income...............   $    45.9      $  21.9          $  4.2           $ (1.9)       $  24.2       $ (13.4)       $   56.7
                            =========      =======          ======           ======        =======       =======        ========
Net income per share.....   $     .92                                                                                   $    .95
Weighted average shares
  outstanding (in
  millions)..............        49.6                                                                       10.1(8)         59.7

           PRO FORMA UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1994

                                                                                             AIH
                    LEAR          FSB             FSB        LEAR/FSB        AIH        ACQUISITIONS         AIH           AIH
                 HISTORICAL  HISTORICAL(9)  ADJUSTMENTS(10)  PRO FORMA  HISTORICAL(1)   HISTORICAL(2)   ADJUSTMENTS(3)  PRO FORMA
                 ----------  -------------  ---------------  ---------  -------------  ---------------  --------------  ---------
                                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales.......   $3,147.5     $ 451.1          $ 4.8       $3,603.4       $512.8          $239.4          $   --        $752.2

Cost of sales...    2,883.9       443.9           (1.0)       3,326.8        408.9           210.7            (1.8)        617.8
                   --------      ------          -----       --------       ------          ------          ------        ------
Gross profit....      263.6         7.2            5.8          276.6        103.9            28.7             1.8         134.4
Selling, general
  and
  administrative
  expenses......       82.6        31.5           (5.5)         108.6         35.3            14.4            (2.9)         46.8
Amortization....       11.4          --            2.0           13.4          4.7              --             1.5           6.2
                   --------      ------          -----       --------       ------          ------          ------        ------
Operating income
  (loss)........      169.6       (24.3)           9.3          154.6         63.9            14.3             3.2          81.4
Interest
  expense.......       46.7         5.3            4.4           56.4          9.3             (.3)            8.7          17.7
Other expense
  (income),
  net...........        8.1          .8             --            8.9           --             (.2)             .3            .1
                   --------      ------          -----       --------       ------          ------          ------        ------
Income (loss)
  before income
  taxes.........      114.8       (30.4)           4.9           89.3         54.6            14.8            (5.8)         63.6
Income taxes....       55.0          .2           (1.5)          53.7         21.9             3.5            (1.7)         23.7
                   --------      ------          -----       --------       ------          ------          ------        ------
Net income
  (loss)........   $   59.8      $(30.6)         $ 6.4       $   35.6       $ 32.7          $ 11.3          $ (4.1)       $ 39.9
                   ========      ======          =====       ========       ======          ======          ======        ======
Net income per
  share.........   $   1.26
Weighted average
  shares
  outstanding
  (in
  millions).....       47.4


                                                                                       OPERATING AND
                                                       LEAR/FSB           AIH            FINANCING
                                                       PRO FORMA       PRO FORMA        ADJUSTMENTS        PRO FORMA
                                                       ---------       ---------       -------------       ---------
                                                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales...........................................   $3,603.4          $752.2             $  --          $4,355.6
Cost of sales.......................................    3,326.8           617.8                --           3,944.6
                                                       --------          ------             -----          --------
Gross profit........................................      276.6           134.4                --             411.0
Selling, general and administrative expenses........      108.6            46.8               (.6)(4)         154.8
Amortization........................................       13.4             6.2               9.5 (5)          29.1
                                                       --------        --------             -----          --------
Operating income....................................      154.6            81.4              (8.9)            227.1
Interest expense....................................       56.4            17.7              10.8 (6)          84.9
Other expense, net..................................        8.9              .1                --               9.0
                                                       --------        --------             -----          --------
Income before income taxes..........................       89.3            63.6             (19.7)            133.2
Income taxes........................................       53.7            23.7              (3.6)(7)          73.8
                                                       --------        --------            ------          --------
Net income..........................................   $   35.6         $  39.9            $(16.1)         $   59.4
                                                       ========        ========            ======          ========
Net income per share................................                                                       $   1.00
Weighted average shares outstanding (in millions)...                                         12.2 (8)          59.6


-------------------------
 (1) The AIH Historical information represents the audited results of operations for the year ended December 31, 1994 and the unaudited results of operations for the six months ended July 1, 1995.


 (2) The AIH Acquisitions Historical information reflects the combined results of operations for three companies acquired by AIH prior to their respective acquisitions by AIH. The AIH Acquisitions Historical information for the year ended December 31, 1994 reflects the results of operations of (i) John Cotton Limited ("Cotton") headquartered in Manchester, England and acquired in May 1994, (ii) the Gulfstream Division of O'Sullivan Corporation ("Gulfstream") located in Ohio and Virginia and acquired in December 1994, and (iii) Plastifol headquartered in Ebersberg, Germany and acquired in July 1995. The AIH Acquisitions Historical information for the six months ended July 1, 1995 reflects the results of operations of Plastifol.



 (3) The AIH Adjustments information with respect to the Cotton, Gulfstream and Plastifol acquisitions represents (i) adjustments to depreciation expense due to the revaluation of assets; (ii) reclassifications needed to present information on a basis that is consistent with the AIH Historical information; (iii) the elimination of management fees charged by a previous owner of Gulfstream; (iv) interest on borrowings by AIH to finance the acquisitions; and (v) the related income tax effects.


 (4) Represents the elimination of certain management fees charged to AIH by an affiliate of AIH which ceased to be payable upon the completion of the AIH Acquisition.

 (5) The adjustment to goodwill for the AIH Acquisition represents the following:

                                                                          SIX MONTHS ENDED       YEAR ENDED
                                                                            JULY 1, 1995      DECEMBER 31, 1994
                                                                          ----------------    -----------------
                                                                                  (DOLLARS IN MILLIONS)
     Amortization of goodwill from the AIH Acquisition.................        $  7.3               $14.7
     Elimination of the historical goodwill amortization of AIH........          (2.6)               (5.2)
                                                                               ------              ------
                                                                               $  4.7               $ 9.5
                                                                               ======              ======

 (6) Reflects interest expense changes as follows:


                                                                          SIX MONTHS ENDED       YEAR ENDED
                                                                            JULY 1, 1995      DECEMBER 31, 1994
                                                                          ----------------    -----------------
                                                                                  (DOLLARS IN MILLIONS)
     Reduction of interest due to application of the proceeds from the
       Offerings........................................................       $ (9.9)             $ (14.0)
     Estimated interest on borrowings to finance the AIH Acquisition at interest rates of 7.2% in the first six months of 1995 and 5.1%
       for the year ended December 31, 1994.............................         32.6                 46.2
     Elimination of interest on AIH debt being refinanced...............        (10.1)               (18.6)
     Reduction in interest due to application of proceeds from the
       IPO..............................................................           --                 (1.2)
     Elimination of interest on the Subordinated Debentures.............           --                 (3.3)
     Interest on the Subordinated Notes.................................           --                  1.1
     Interest on borrowings to finance fees and expenses related to the
       New Credit Agreement.............................................           .3                   .5
     Change in commitment fees due to increased availability under the
       New Credit Agreement.............................................           .4                   .9
     Change in interest expense due to rate differences between the
       Prior Credit Facility and the New Credit Agreement...............           .2                 (1.6)
     Change in deferred finance fees due to the refinancing of the Prior
       Credit Facility and the issuance of the Subordinated Notes.......           .3                   .8
                                                                               ------              -------
                                                                               $ 13.8              $  10.8
                                                                               ======              =======


 (7) Reflects the income tax effects of the operating and financing adjustments.


 (8) Reflects the issuance of 10 million shares of Common Stock pursuant to the Offerings, the effect on weighted average shares outstanding of the AIH Option Conversion and the effect on weighted average shares outstanding had the IPO occurred on January 1, 1994.



 (9) The FSB Historical information for the year ended December 31, 1994 represents the results of operations of FSB translated from lira to U.S. dollars at an average exchange rate of 1,611 lira to one U.S. dollar.



(10) The FSB Adjustments information represents (i) management's estimates of the effects of product pricing adjustments negotiated in connection with the FSB Acquisition of $4.8 million; (ii) the elimination of certain costs being assumed by the seller of $1.5 million; (iii) an increase in depreciation expense due to the revaluation of the assets of $.5 million;
     (iv) on-going savings of $3.5 million as a result of consolidating technical centers; (v) the elimination of management fees charged by the parent of the seller of $2.0 million; (vi) amortization of goodwill as a result of the FSB Acquisition of $2.0 million; (vii) an increase in interest expense to finance the FSB Acquisition of $4.4 million; and (viii) the related income tax effects of $1.5 million. The results from operations of FSB for the six months ended July 1, 1995 are included in the historical results of the Company.

                 PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET

                               AS OF JULY 1, 1995


                                                                                                        OPERATING
                                                                                    ACQUISITION AND        AND
                                 LEAR         AIH            AIH           AIH        VALUATION OF      FINANCING
                              HISTORICAL   HISTORICAL   ACQUISITIONS(1)  ADJUSTED        AIH(2)        ADJUSTMENTS      PRO FORMA
                              ----------   ----------   --------------   --------   ----------------   -----------      ---------
                                                                     (DOLLARS IN MILLIONS)
           ASSETS
Current Assets:
  Cash.......................  $   53.0      $   --         $   --        $   --         $(904.3)         $904.3(3)     $   53.0
  Accounts receivable, net...     700.2       123.2            9.8         133.0              --              --           833.2
  Inventories................     111.0        42.0            4.8          46.8              --              --           157.8
  Other current assets.......      94.9        40.6            0.4          41.0              --              --           135.9
                               --------      ------          -----        ------         -------         -------        --------
                                  959.1       205.8           15.0         220.8          (904.3)          904.3         1,179.9
                               --------      ------          -----        ------         -------         -------        --------
Property, Plant and
  Equipment, net.............     363.9       233.4           21.3         254.7              --              --           618.6
Other Assets:
  Goodwill and other
    intangibles, net.........     494.4       146.4           39.1         185.5           404.0              --         1,083.9
  Deferred finance fees and
    other....................      37.7        25.7            3.1          28.8              --             5.3(4)         71.8
                               --------      ------          -----        ------         -------         -------        --------
                                  532.1       172.1           42.2         214.3           404.0             5.3         1,155.7
                               --------      ------          -----        ------         -------         -------        --------
                               $1,855.1      $611.3         $ 78.5        $689.8         $(500.3)         $909.6        $2,954.2
                               ========      ======         ======        ======         =======         =======        ========
LIABILITIES AND STOCKHOLDERS'
           EQUITY
Current Liabilities:
  Short-term borrowings......  $   19.2      $   --          $  --        $   --         $    --         $    --        $   19.2
  Cash overdrafts............      55.2          --             --            --              --              --            55.2
  Accounts payable...........     766.0        75.4            5.2          80.6              --              --           846.6
  Accrued liabilities........     199.5        38.3            5.4          43.7              --            (1.5)(4)       241.7
  Current portion of
    long-term debt...........       1.7         3.9             --           3.9              --              --             5.6
                               --------      ------          -----        ------         -------          ------        --------
                                1,041.6       117.6           10.6         128.2              --            (1.5)        1,168.3
                               --------      ------          -----        ------         -------          ------        --------
Long-Term Liabilities:
  Long-term debt.............     460.1       221.1           60.0         281.1          (264.8)          639.6 (5)     1,116.0
  Deferred national income
    taxes....................      24.3         4.4            7.9          12.3              --              --            36.6
  Other......................      82.6        26.9             --          26.9             3.9              --           113.4
                               --------      ------          -----        ------         -------          ------        --------
                                  567.0       252.4           67.9         320.3          (260.9)          639.6         1,266.0
                               --------      ------          -----        ------         -------          ------        --------
Stockholders' Equity.........     246.5       241.3             --         241.3          (239.4)          271.5 (6)       519.9
                               --------      ------          -----        ------         -------          ------        --------
                               $1,855.1      $611.3          $78.5        $689.8        $ (500.3)         $909.6        $2,954.2
                               ========      ======          =====        ======        ========          ======        ========


-------------------------
(1) Represents the allocation of the purchase price to net assets of Plastifol which was acquired by AIH in July 1995.


(2) Assumes a purchase price of $926.4 million which consists of: (i) $625.7 million to purchase all of the common stock of AIH ($623.8 million in cash and $1.9 million in stock options granted pursuant to the AIH Option Conversion), (ii) $282.3 million of debt assumed in connection with the AIH Acquisition, and (iii) $18.4 million to estimated pay fees and expenses related to the AIH Acquisition. The AIH Acquisition was accounted for using the purchase method of accounting and the total purchase cost was allocated first to assets and liabilities based on their respective fair values, with the remainder allocated to goodwill. The allocation of the purchase price above is based on historical costs and management's estimates which may differ from the final allocation.



(3) Reflects proceeds of borrowings under the New Credit Agreement of $904.3 million.


(4) Reflects the capitalization of fees incurred in establishing the New Credit Agreement of $9.5 million, net of the unamortized portion of fees from the Prior Credit Facility of $4.2 million being written-off. Also reflects the related income tax benefit of $1.5 million from the write-off.


(5) Reflects borrowings under the New Credit Agreement of $913.8 million to finance the AIH purchase price and fees and expenses incurred to establish the New Credit Agreement, reduced by the net proceeds of the Offerings of $274.2 million.



(6) Reflects issuance of the 10 million shares pursuant to the Offerings at $28 5/8 per share, the reported last sale price of the Common Stock on the
    New York Stock Exchange Composite Tape on August 31, 1995, net of $12.0 million in fees and expenses and the write-off of deferred finance fees, net of income taxes, of $2.7 million related to the refinancing of the Prior Credit Facility.

                     SELECTED FINANCIAL DATA OF THE COMPANY



     The following income statement and balance sheet data were derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the fiscal years ended December 31, 1994 and 1993 and June 30, 1993, 1992, 1991 and 1990 have been audited by Arthur Andersen LLP. The consolidated financial statements of the Company for the six months ended July 1, 1995 and July 2, 1994 are unaudited; however, in the Company's opinion, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations of such periods. The results for the six months ended July 1, 1995 are not necessarily indicative of the results to be expected for the full fiscal year. The selected financial data below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company."


                            LEAR SEATING CORPORATION

                                    AS OF OR FOR THE
                                    SIX MONTHS ENDED                           AS OF OR FOR THE YEAR ENDED
                                   -------------------   ------------------------------------------------------------------------
                                   JULY 1,    JULY 2,    DECEMBER 31,    DECEMBER 31,   JUNE 30,   JUNE 30,   JUNE 30,   JUNE 30,
                                     1995       1994         1994            1993         1993       1992       1991       1990
                                   --------   --------   ------------    ------------   --------   --------   --------   --------
                                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND CONTENT PER VEHICLE DATA)
OPERATING DATA:
Net sales......................... $2,186.1   $1,508.9     $3,147.5        $1,950.3     $1,756.5   $1,422.7   $1,085.3   $1,067.9
Gross profit......................    171.4      128.6        263.6           170.2        152.5      115.6      101.4      104.7
Selling, general and
  administrative expenses.........     50.1       38.3         82.6            62.7         61.9       50.1       41.6       28.2
Incentive stock and other
  compensation expense............       --         --           --            18.0           --         --        1.3        1.4
Amortization......................      6.4        5.7         11.4             9.9          9.5        8.7       13.8       13.8
                                   --------   --------   ------------    ------------   --------   --------   --------   --------
Operating income..................    114.9       84.6        169.6            79.6         81.1       56.8       44.7       61.3
Interest expense(1)...............     28.5       25.0         46.7            45.6         47.8       55.2       61.7       61.2
Other expense, net(2).............      5.8        4.6          8.1             9.2          5.4        5.8        2.2        4.1
                                   --------   --------   ------------    ------------   --------   --------   --------   --------
Income (loss) before income taxes
  and extraordinary items.........     80.6       55.0        114.8            24.8         27.9       (4.2)     (19.2)      (4.0)
Income taxes......................     34.7       27.3         55.0            26.9         17.8       12.9       14.0       16.6
                                   --------   --------   ------------    ------------   --------   --------   --------   --------
Net income (loss) before
  extraordinary items.............     45.9       27.7         59.8            (2.1)        10.1      (17.1)     (33.2)     (20.6)
Extraordinary items...............       --         --           --           (11.7)          --       (5.1)        --         --
                                   --------   --------   ------------    ------------   --------   --------   --------   --------
Net income (loss)................. $   45.9   $   27.7     $   59.8        $  (13.8)    $   10.1   $  (22.2)  $  (33.2)  $  (20.6)
                                    =======    =======    =========       =========      =======    =======    =======    =======
Net income (loss) per share before
  extraordinary items............. $    .92   $    .61     $   1.26        $   (.06)    $    .25   $   (.62)  $  (2.01)  $  (1.25)
Net income (loss) per share....... $    .92   $    .61     $   1.26        $   (.39)    $    .25   $   (.80)  $  (2.01)  $  (1.25)
Weighted average shares
  outstanding (in millions).......     49.6       45.6         47.4            35.5         40.0       27.8       16.5       16.5
BALANCE SHEET DATA:
Current assets.................... $  959.1   $  557.2     $  818.3        $  433.6     $  325.2   $  282.9   $  213.8   $  223.2
Total assets......................  1,855.1    1,217.2      1,715.1         1,114.3        820.2      799.9      729.7      747.6
Current liabilities...............  1,041.6      593.4        981.2           505.8        375.0      344.2      287.1      254.5
Long-term debt....................    460.1      383.5        418.7           498.3        321.1      348.3      386.7      402.8
Stockholders' equity..............    246.5      184.0        213.6            43.2         75.1       49.4        4.4       35.3
OTHER DATA:
EBITDA(3)......................... $  152.0   $  111.5     $  225.7        $  122.2     $  121.8   $   91.8   $   81.4   $   94.3
Capital expenditures.............. $   42.6   $   35.0     $  103.1        $   45.9     $   31.6   $   27.9   $   20.9   $   14.9
North American content per
  vehicle(4)...................... $    193   $    159     $    169        $    112     $     98   $     94   $     84   $     77
European content per vehicle(5)... $     90   $     38     $     48        $     38     $     37   $     21   $     11   $      8
Inventory turnover ratio(6).......                             36.0            36.0         36.7       30.3       25.6       27.4

-------------------------
(1) Includes non-cash charges for amortization of deferred financing fees of approximately $1.2 million, $1.2 million, $2.4 million, $2.6 million, $3.0 million, $3.2 million, $4.1 million and $4.5 million for the six months ended July 1, 1995 and July 2, 1994 and for each of the years ended December 31, 1994 and 1993 and June 30, 1993 through June 30, 1990, respectively.
(2) Consists of foreign currency exchange gain or loss, minority interest in net income of subsidiaries, equity in (income) loss of affiliates, state and local taxes and other expense.
(3) "EBITDA" is operating income plus amortization and depreciation. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.
(4) "North American content per vehicle" is the Company's net sales in North America divided by total North American vehicle production. "North American vehicle production" comprises car and light truck production in the United States, Canada and Mexico estimated by the Company from industry sources.
(5) "European content per vehicle" is the Company's net sales in Western Europe divided by total Western European vehicle production. "Western European vehicle production" comprises car and light truck production in Western Europe estimated by the Company from industry sources.
(6) "Inventory turnover ratio" is cost of goods sold divided by average inventory. The inventory turnover ratios for the years ended December 31, 1994 and December 31, 1993 exclude the effects of the FSB Acquisition and the NAB Acquisition, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

RESULTS OF OPERATIONS


     Lear's sales have grown rapidly, both internally and through acquisitions, from approximately $159.8 million in the fiscal year ended June 30, 1983 to approximately $3.1 billion in the year ended December 31, 1994, a compound annual growth rate of approximately 30%. As a result of this growth, the Company has experienced substantial upfront costs for new programs and new facilities. Such expenses consist of administrative expenses and engineering and design expenses for new seating programs, including pre-production expenses and inefficiencies incurred until the customer reaches normal operating levels. The Company expenses such non-recurring pre-production expenses as they are incurred.



     The Company's performance is dependent on automotive vehicle production, which is seasonal in nature. The third calendar quarter is historically the weakest vehicle production quarter due to the impact of plant shutdowns for vacation and model changeovers which affect automotive production in both North America and Europe. See Note 19 to the consolidated financial statements of the Company incorporated by reference in this Prospectus.


     In February 1994, the Company changed its fiscal year end from June 30 to December 31, effective December 31, 1993.

     The following chart shows operating results of the Company by principal geographic area.

                          GEOGRAPHIC OPERATING RESULTS


                                   SIX MONTHS ENDED                           YEAR ENDED
                                ----------------------   ----------------------------------------------------
                                JULY 1,       JULY 2,    DECEMBER 31,    DECEMBER 31,    JUNE 30,    JUNE 30,
                                  1995         1994          1994            1993          1993        1992
                                --------     ---------   ------------    ------------    --------    --------
                                                            (DOLLARS IN MILLIONS)
NET SALES:
United States................   $1,001.4     $   968.0     $1,805.3        $  981.2      $  765.7    $  597.1

Canada.......................      445.7         198.9        573.4           375.8         372.0       403.3
Europe.......................      625.0         241.2        572.5           403.8         432.5       268.2
Mexico and other.............      114.0         100.8        196.3           189.5         186.3       154.1
                                --------     ---------   ------------    ------------    --------    --------
  Net sales..................   $2,186.1     $ 1,508.9     $3,147.5        $1,950.3      $1,756.5    $1,422.7
                                 =======       =======   ==========      ==========       =======     =======
OPERATING INCOME (LOSS):
United States................   $   53.9     $    70.0     $  109.3        $   61.3      $   51.8    $   32.0
Canada.......................       49.8           5.4         46.3            25.6          15.3        14.7
Europe.......................        2.0           2.7          4.4            (9.6)         (3.9)        3.0
Mexico and other.............        9.2           6.5          9.6            20.3          17.9         7.1
Unallocated corporate
  expense(1).................         --            --           --           (18.0)           --          --
                                --------     ---------   ------------    ------------    --------    --------
  Operating income...........   $  114.9     $    84.6     $  169.6        $   79.6      $   81.1    $   56.8
                                 =======       =======   ==========      ==========       =======     =======


-------------------------

(1) Unallocated corporate expense consists of incentive stock option expense and other one-time compensation expense.


Six Months Ended July 1, 1995 Compared With Six Months Ended July 2, 1994

     Net sales increased by 44.9% to $2,186.1 million in the first six months of 1995 as compared to $1,508.9 million in the first six months of 1994. Sales for the six month period ended July 1, 1995 benefited from incremental volume on mature seating programs in North America and Europe, new business in the United States and Europe and the FSB Acquisition in December 1994. For the first six months of 1995, FSB accounted for 9.9% of the Company's net sales.

     Gross profit (net sales less cost of sales) and gross margin (gross profit as a percentage of net sales) were $171.4 million and 7.8%, respectively, for the six month period ended July 1, 1995 as compared to $128.6 and 8.5%, respectively, for the comparable period in the prior year. Gross profit in the first six months of 1995 surpassed gross profit for the first six months of 1994 due to increased production volumes on passenger car and truck seat programs by domestic and foreign automotive manufacturers. The increase in gross profit was offset by, and the lower gross margin resulted from, new program start-up expenses in North America, low profitability at FSB, increased engineering costs and pre-production and facility expenses associated with new foreign ventures.

     Selling, general and administrative expenses for the six months ended July 1, 1995 decreased as a percentage of net sales to 2.3% from 2.5% in the comparable period in the prior year. The increase in actual expenditures from $38.3 million to $50.1 million was largely the result of the FSB Acquisition, administrative support expenses and design and development costs associated with the expansion of business and expenses related to new business opportunities.

     Operating income and operating margin (operating income as a percentage of sales) were $114.9 million and 5.3%, respectively, for the first six months of 1995 as compared to $84.6 million and 5.6%, respectively, for the first six months of 1994. The growth in operating income was primarily due to incremental volume on new and mature seat programs in the United States, Canada and Europe and improved performance in Mexico. Partially offsetting the increase in operating income were increased engineering and support expenses, costs associated with recently opened facilities in North America and losses related to FSB's operations. Non-cash depreciation and amortization charges were $37.1 million and $26.9 million for the first half of the current and prior years, respectively. During the six month period ended July 1, 1995, interest expense increased to $28.5 million as compared to $25.0 million in the six month period ended July 2, 1994. The increase is primarily due to the additional debt incurred to finance the FSB Acquisition in addition to slightly higher interest rates under the Prior Credit Facility.

     Primarily as a result of foreign currency exchange fluctuations, other expense, including state and local taxes, foreign exchange, minority interests and equity in income of affiliates, increased in comparison to the prior period.

     During the six months ended July 1, 1995, the provision for income taxes was $34.7 million or 43.1% of pre-tax income as compared to $27.3 million or 49.6% of pre-tax income in the six month period ended July 2, 1994. The decrease in the rate compared to the previous period is due primarily to changes in operating performance and related income levels among the various tax jurisdictions.

Year Ended December 31, 1994 Compared With Year Ended December 31, 1993

     Net sales of $3,147.5 million in the year ended December 31, 1994 represents the thirteenth consecutive year of record sales and surpassed sales of $1,950.3 million in the year ended December 31, 1993 by $1,197.2 million or 61.4%. Sales in 1994 benefited from internal growth from new programs and increased seat content per vehicle, higher automotive production in the United States and Europe and the NAB Acquisition, which accounted for $421.0 million of the increase.


     Gross profit and gross margin were $263.6 million and 8.4%, respectively, in the year ended December 31, 1994 as compared to $170.2 million and 8.7%, respectively, in the year ended December 31, 1993. Gross profit in 1994 surpassed gross profit in 1993 due to the benefit of higher sales volume, including the effect of the NAB Acquisition and the Company's cost reduction programs.



     Partially offsetting the increase in gross profit were $23.1 million of expense for engineering and pre-production costs for new facilities in the United States, Canada and Europe, lower margin contribution in Mexico and the $3.9 million increase in postretirement health care expenses (SFAS 106). Selling, general and administrative expenses as a percentage of net sales declined to 2.6% for the year ended December 31, 1994 as compared to 3.2% in the prior year. The increase in actual expenditures was largely the result of administrative support expenses and research and development costs associated with the expansion of domestic and foreign business and expenses related to new business opportunities.

     Operating income and operating margin were $169.6 million and 5.4%, respectively, in the year ended December 31, 1994 and $79.6 million and 4.1%, respectively, in the year ended December 31, 1993. The 113.1% increase in operating income was attributable to the benefits of higher sales volume, including the effect of the NAB Acquisition, non-recurring incentive stock and other compensation expense of $18.0 million in 1993 and the Company's cost reduction programs.

     Partially offsetting the increase in operating income were new facility and engineering costs for future seat programs, reduced margins in Mexico and the effect of the adoption of SFAS 106. Non-cash depreciation and amortization charges were $56.1 million and $42.6 million, respectively, for the years ended December 31, 1994 and 1993. Other expense for the year ended December 31, 1994, including state and local taxes, foreign exchange gains and losses, minority interests and equity in income of affiliates, decreased in comparison to the prior year as the non-recurring write-off of equipment associated with a discontinued program in Germany and non-seating related assets in the United States, along with a foreign exchange gain, offset state and local tax expense associated with the NAB Acquisition. Interest expense in 1994 increased in relation to 1993 as additional debt incurred to finance the NAB Acquisition and higher short-term interest expense in Europe offset the benefits derived from the refinancing of subordinated debt at a lower interest rate and the Company's IPO in April 1994.

     Net income for the year ended December 31, 1994 was $59.8 million, or $1.26 per share, as compared to a net loss of $13.8 million, or $.39 per share, realized in the year ended December 31, 1993. The net income of $59.8 million in 1994 reflects a $55.0 million provision for national income taxes of which $26.0 million relates to foreign operations. Further contributing to the improvement in 1994 net income was the extraordinary expense in 1993 of $11.7 million for the early extinguishment of debt.

  United States Operations

     Net sales in the United States increased by 84.0% from $981.2 million in the year ended December 31, 1993 to $1,805.3 million for the year ended December 31, 1994. Sales for the year ended December 31, 1994 benefited from the full year contribution of the NAB Acquisition, vehicle production increases on mature seating programs, incremental volume on new Chrysler truck and Ford passenger car programs and sales generated by a lead vendor program under which the Company assumed management of components for a seat program with Ford.


     Operating income and operating margin were $109.3 million and 6.1%, respectively, in the year ended December 31, 1994 and $61.3 million and 6.2%, respectively, in the year ended December 31, 1993. Operating income in 1994 as compared to the prior year benefited from the NAB Acquisition, the overall increase in vehicle production and cost reduction programs which offset new program costs for new facilities, administrative expenses associated with the expansion of business and increased research and development expenses.


  Canadian Operations


     Net sales in Canada increased by 52.6% to $573.4 million in the year ended December 31, 1994 compared to $375.8 million in the year ended December 31, 1993. Sales in 1994 reflect the benefit of a new Ford truck program introduced in February 1994, the relocation of an NAB passenger car program from Mexico and slightly higher volumes on mature seat programs which offset downtime associated with a General Motors plant conversion for a replacement mid-size passenger car. Initial production of the replacement program began in February 1994 with attainment of targeted production levels in the second quarter of 1994.



     Operating income and operating margin in Canada were $46.3 million and 8.1%, respectively, in the year ended December 31, 1994 and $25.6 million and 6.8%, respectively, in the year ended December 31, 1993. The growth in operating income and operating margin was due to the benefits derived from higher sales volume on mature seating programs, cost reduction programs and improved operating performance at start-up seat facilities.

  European Operations

     Net sales in Europe increased by 41.8% to $572.5 million for the year ended December 31, 1994 compared to $403.8 million for the year ended December 31, 1993. The sales increase was due primarily to the addition of new seat programs in Germany and England and vehicle production increases on established programs in Germany, Sweden and Austria.

     Operating income in Europe was $4.4 million in the fiscal year ended December 31, 1994 compared to an operating loss of $9.6 million sustained in the year ended December 31, 1993. Operating income in 1994 as compared to the prior year benefited from the higher sales levels and cost reduction programs at existing seat and seat component facilities. Partially offsetting the increase in operating income were incremental costs associated with the start-up of a new seat facility in England and the introduction of a replacement component program within an established facility in Germany.

  Mexican Operations

     Net sales in Mexico were $196.3 million in the year ended December 31, 1994 and $189.5 million in the year ended December 31, 1993. Sales for the year ended December 31, 1994 surpassed the prior year due to new Chrysler truck and Ford passenger car seat programs and incremental volume on mature Ford programs. Partially offsetting the increase in net sales was the product phase out of a mature truck program and participation in customer cost reduction programs.

     Operating income and operating margin in Mexico were $10.2 million and 5.2%, respectively, in the year ended December 31, 1994 and $20.3 million and 10.7%, respectively, in the prior year. Operating income and operating margin in 1994 declined in relation to the prior year as a result of the Company's participation in customer cost reduction programs and costs associated with the introduction of replacement products at new and established facilities.

Year Ended June 30, 1993 Compared With Year Ended June 30, 1992

     Net sales of $1,756.5 million in the fiscal year ended June 30, 1993 increased $333.8 million or 23.5% over the fiscal year ended June 30, 1992. The increase was due to new business in the United States and Europe, full year production of a second facility in Sweden for Volvo, of which the Company assumed control in January 1992, and incremental volume on domestic and Mexican programs.


     Gross profit and gross margin were $152.5 million and 8.7%, respectively, in the fiscal year ended June 30, 1993 and $115.6 million and 8.1%, respectively, in the fiscal year ended June 30, 1992. Gross profit increased due to the benefit of incremental volume, including production of new business programs, productivity improvement programs and improved operating performance at new facilities in North America, Europe and Mexico. Partially offsetting the increase in gross profit were participation in customer cost reduction programs, plant shutdown costs at a dedicated facility in Finland, nonrecurring favorable foreign exchange effects on sales and a retroactive price increase recognized in the first and second quarters of the fiscal year ended June 30, 1992.



     Selling, general and administrative expenses as a percentage of net sales remained unchanged at 3.5% in the fiscal year ended June 30, 1993 as compared to the prior fiscal year. The increase in actual expenses was largely the result of increased research and development costs for future seating programs in the United States, Canada and Europe. Further contributing to the increase in expenses were administrative support expenses for Mexican operations and costs associated with the establishment of customer business units in North America.


     Operating income and operating margin were $81.1 million and 4.6%, respectively, in the fiscal year ended June 30, 1993, compared to $56.8 million and 4.0%, respectively, in the fiscal year ended June 30, 1992. The growth in operating income was due to incremental volume on established seating programs and improved performance at new seat and seat cover facilities. Partially offsetting the increase in operating income were pre-production and facility costs for programs introduced after June 30, 1993, plant shutdown costs and non-recurring prior fiscal year adjustments noted above. Non-cash depreciation and amortization charges were $40.7 million in the fiscal year ended June 30, 1993 and $35.0 million in the fiscal year ended June 30, 1992.


     Interest expense in the fiscal year ended June 30, 1993 declined in relation to the fiscal year ended June 30, 1992 due to lower interest rates on bank debt, refinancing of certain subordinated debt at a lower interest rate and the application of funds received from capital infusions made on September 27, 1991 and July 30, 1992.



     Other expense, including state and local taxes, foreign exchange gains or losses, minority interests and equity in income of affiliates, decreased in the fiscal year ended June 30, 1993 in comparison to the fiscal year ended June 30, 1992 as reduced income derived from joint ventures accounted for under the equity method coupled with the Company's write-off of its $1.7 million investment in Probel S.A., a Brazilian company, were more than offset by the expense portion of non-recurring capitalization and related costs of $3.2 million associated with a capital raising transaction completed on September 27, 1991.


     Net income of $10.1 million was realized in the fiscal year ended June 30, 1993 as compared to a net loss of $22.2 million in the fiscal year ended June 30, 1992. The net income of $10.1 million in the fiscal year ended June 30, 1993 reflects an $11.9 million provision for foreign national income taxes as compared to an $8.2 million provision in the fiscal year ended June 30, 1992.

  United States Operations

     Net sales in the United States were $765.7 million and $597.1 million in the fiscal years ended June 30, 1993 and 1992, respectively. Net sales in fiscal 1993 surpassed the prior year due to improved domestic car and truck production on established seating programs in the second half of the fiscal year ended June 30, 1993 coupled with a new Ford passenger car program and the attainment of targeted production levels for a General Motors truck program introduced in the fall of 1991.

     Operating income and operating margin were $51.8 million and 6.8%, respectively, in the fiscal year ended June 30, 1993 and $32.0 million and 5.4%, respectively, in the fiscal year ended June 30, 1992. The growth in operating income and operating margin was due to the benefits derived from incremental volume on established and new seating programs, productivity improvements and improved operating performance at new seat cover facilities. Partially offsetting the increase in operating income were participation in customer cost reduction programs and preproduction costs associated with a new seating program.

  Canadian Operations

     Net sales from Canadian operations were $372.0 million in the fiscal year ended June 30, 1993 and $403.3 million in the fiscal year ended June 30, 1992. Net sales in the fiscal year ended June 30, 1993 were adversely impacted by market demand and vehicle inventories as General Motors announced temporary plant shutdowns and production adjustments on existing passenger car and light truck programs.

     Operating income and operating margin were $15.3 million and 4.1%, respectively, in the fiscal year ended June 30, 1993 and $14.7 million and 3.6%, respectively, in the fiscal year ended June 30, 1992. Operating income in the fiscal year ended June 30, 1993 benefited from productivity improvement programs, favorable exchange rate fluctuations and improved operating performance at a new seat facility. Partially offsetting the increase in operating income were reduced vehicle production schedules on existing programs and engineering costs associated with a new Ford seating program.

  European Operations


     Net sales in Europe were $432.5 million in the fiscal year ended June 30, 1993 and $268.2 million in the fiscal year ended June 30, 1992. Net sales in fiscal 1993 exceeded net sales in the prior year due to the addition of new operations in Germany and Austria, the full year impact resulting from the acquisition of facilities in Sweden and Finland and incremental volume on carryover programs in Germany. Partially offsetting the increase in net sales were reduced vehicle production schedules for established seating programs in Sweden and unfavorable exchange rate fluctuations.


     The Company's European operations sustained an operating loss of $3.9 million in the fiscal year ended June 30, 1993 as compared to operating income of $3.0 million in the fiscal year ended June 30, 1992. The $6.9 million unfavorable variance in the fiscal year ended June 30, 1993 was the result of lower margin products introduced at an established facility in Germany, technical and administration costs required to support European manufacturing facilities, a retroactive price increase recognized in the first half of the fiscal year ended June 30, 1992 and the devaluation of the Swedish krona, which were partially offset by the favorable impact of foreign exchange rates. Also contributing to the decrease in operating income were reserves established by the Company for anticipated plant shutdown costs at a dedicated facility in Finland due to the customer transfer of production to alternative locations in Europe. Partially offsetting the decrease in operating income was the overall growth in sales activity, including production from new programs in Germany and Austria and the full year contribution of facilities in Sweden and Finland of which the Company assumed control in the fiscal year ended June 30, 1992.


  Mexican Operations

     Net sales in Mexico were $186.3 million in the fiscal year ended June 30, 1993 and $154.1 million in the fiscal year ended June 30, 1992. Net sales increased due to increased production activity on established General Motors, Ford, Volkswagen and Chrysler programs.

     Operating income and operating margin in Mexico were $17.9 million and 9.6%, respectively, in the fiscal year ended June 30, 1993 and $7.1 million and 4.6%, respectively, in the fiscal year ended June 30, 1992. The increase in operating income and operating margin in the fiscal year ended June 30, 1993 as compared to the prior fiscal year was due to the benefit of additional sales, productivity improvement programs and improved manufacturing performance at a seat cover facility.

LIQUIDITY AND CAPITAL RESOURCES


     In connection with the AIH Acquisition, the Company entered into a $1.5 billion secured revolving credit agreement with Chemical Bank and a syndicate of financial institutions (the "New Credit Agreement"), the purpose of which was to finance the AIH Acquisition, to refinance a portion of the existing indebtedness of AIH, to refinance the Company's prior $500 million credit facility (the "Prior Credit Facility"), and for general corporate purposes, including acquisitions. Borrowings under the New Credit Agreement bear interest, at the election of the Company, at a floating rate of interest equal to (i) the higher of Chemical Bank's prime rate and the federal funds rate plus .5% or (ii) the Eurodollar Rate (as defined in the New Credit Agreement) plus a borrowing margin of .5% to 1.0%. The applicable borrowing margin is determined based on the satisfaction of a specified financial ratio of the Company. Amounts available to be drawn under the New Credit Agreement will be reduced by an aggregate amount of $650 million during the term of the New Credit Agreement, which matures on September 30, 2001.


     Borrowings under the New Credit Agreement will bear interest at floating rates, although the Company is permitted to convert variable rate interest obligations on up to an aggregate of $500 million in principal amount of indebtedness into fixed rate interest obligations. The Company also has scheduled principal payments on long-term debt, including debt assumed in the AIH Acquisition, of $3.0, $12.3, $4.3, $7.3 and $2.1 million in 1995, 1996,
1997, 1998, and 1999, respectively.


     In addition to its debt service obligations, the Company will require liquidity for capital expenditures and working capital needs. During the fiscal year ended December 31, 1994, the Company's capital expenditures aggregated approximately $103.1 million. The Company anticipates spending approximately $135.0 million for capital expenditures in 1995.



     As of July 1, 1995, and after giving effect to the AIH Acquisition, the Offerings and the application of the net proceeds therefrom, the Company would have had $854.7 million outstanding under the New Credit

Agreement ($55.1 million of which would have been outstanding under letters of credit), resulting in approximately $645.3 million of available commitments. As of July 1, 1995, the Company had net cash and cash equivalents of $53.0 million. The Company's actual cash availability at the date hereof will be less than at July 1 because of greater working capital needs during the Company's traditionally weak third quarter. Nevertheless, the Company believes that cash flows from operations, together with amounts available under the New Credit Agreement and its current cash balances, will be sufficient to meet its debt service obligations, projected capital expenditures and working capital requirements, as well as to provide the flexibility to fund future acquisitions.


     The New Credit Agreement, together with the Senior Subordinated Notes and the Subordinated Notes, impose various restrictions and covenants on the Company, including, among other things, financial covenants relating to the maintenance of minimum operating profit and net worth levels and interest coverage ratios as well as restrictions on indebtedness, guarantees, acquisitions, capital expenditures, investments, loans and advances, liens, dividends and other restricted payments, asset sales and issuances of stock. Such restrictions, together with the leveraged nature of the Company, could limit the Company's ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

INFLATION


     Lear's contracts with its major customers generally provide for an annual productivity price reduction and, in some cases, provide for the recovery of increases in material and labor costs. Cost reduction through design changes, increased productivity and similar programs with the Company's suppliers generally have offset changes in selling prices. The Company's cost structure is comprised of a high percentage of variable costs. The Company believes that this structure provides it with additional flexibility during economic cycles.


     During the six months ended July 1, 1995, the Company recorded a reduction in stockholders' equity of $14.1 million due to the devaluation of the Mexican peso by approximately 44%. The effect on the results of the Company's operations has not been material.

                            BUSINESS OF THE COMPANY

GENERAL


     Lear is the largest independent supplier of automobile and light truck seat systems in the world. The Company's principal products include finished automobile and light truck seat systems, seat frames, seat covers and other seat components. The Company's seat systems, which are designed, manufactured and assembled at the Company's manufacturing facilities, are shipped to customer assembly plants on a sequential parts delivery ("SPD") basis for installation in vehicles near the end of the assembly process. The SPD process not only enables the Company to deliver seat systems to customers on a just-in-time ("JIT") basis but also permits delivery in the color and order in which the products are used in the OEMs' assembly lines. The Company's present customers include 17 OEMs, the most significant of which are Ford, General Motors, Fiat, Chrysler, Volvo, Volkswagen, BMW, Saab and Mazda. As of July 1, 1995, the Company employed approximately 26,000 people in 18 countries and operated 82 manufacturing, research, design, engineering, testing and administration facilities.



     Lear's sales have grown rapidly from approximately $159.8 million in the fiscal year ended June 30, 1983 to approximately $3.1 billion in the fiscal year ended December 31, 1994, a compound annual growth rate of approximately 30%. This increase in sales, which has been achieved through internal growth as well as through acquisitions, is attributable primarily to the Company's strategy of capitalizing on two significant trends in the automotive industry: (i) the outsourcing of automotive components and systems by OEMs; and (ii) the consolidation and globalization of the OEM's supply base. Outsourcing of interior components and systems has increased in response to competitive pressures on OEMs to improve quality and reduce capital needs, costs of labor, overhead and inventory. Consolidation among automotive industry suppliers has occurred as OEMs have more frequently awarded long-term sole source contracts to the most capable global suppliers.

Increasingly, the criteria for selection include not only cost, quality and responsiveness, but also certain full-service capabilities, including design, engineering and project management support. OEMs now have rigorous programs for evaluating and rating suppliers, which encompass quality, cost control, reliability of delivery, new technology implementation and overall management. Under these programs, each facility operated by a supplier is evaluated independently. The suppliers who obtain superior ratings from an OEM are considered for new business; those who do not may continue their existing contracts, but are unlikely to be considered for additional business. As a result, the OEMs' new supplier policies have sharply reduced the number of component and systems suppliers. The Company believes that OEMs in North America and Europe will continue to pursue outsourcing and supplier consolidation as a means of cost reduction.


     The principal beneficiaries of the trend to outsourcing have been independent suppliers, such as the Company, with proven design, engineering, program management and SPD manufacturing capabilities. The Company has demonstrated its ability to substantially reduce the cost and increase the quality of seat systems through the coordination of design, development and manufacturing as a Tier I supplier. As a result of this continuing trend toward outsourcing, the Company has been awarded the following new business which has recently begun production or is scheduled to begin production shortly:

                                                                                    ACTUAL/
                                                          LOCATION OF              SCHEDULED
                     PROGRAM                             LEAR FACILITY             START DATE
--------------------------------------------------   ---------------------      ----------------
Ford Explorer -- Plant II.........................   St. Louis, MO              January 1995
Dodge Ram Pick-up Truck...........................   Saltillo, Mexico           March 1995
Ford Taurus/Sable.................................   Atlanta, GA                June 1995
Ford Taurus/Sable.................................   Chicago, IL                June 1995
Dodge Ram Pick-up Truck...........................   St. Louis, MO              July 1995
BMW -- 3 Series...................................   Brits, South Africa        July 1995
GMT 600 Van.......................................   Wentzville, MO             September 1995
BMW -- Roadster...................................   Duncan, SC                 September 1995
VW -- Gol.........................................   Sao Paulo, Brazil          October 1995
GM Blazer.........................................   Jakarta, Indonesia         October 1995
BMW -- 3 Series...................................   Wackersdorf, Germany       November 1995
Holden -- VS......................................   Adelaide, Australia        November 1995


     The outsourced market for automobile and light truck seat systems in North America is approximately 70% of the estimated total North American seat systems market of $6.8 billion. In 1994, the Company held a leading 38% share of the estimated $4.8 billion outsourced seat systems market and a 27% share of the estimated $6.8 billion total seat systems market. After giving pro forma effect to the FSB Acquisition, the Company's share of the estimated $2.4 billion European outsourced seat systems market would have been a leading 33% and its share of the estimated $4.5 billion total seat systems market would have been 18%. The Company is also the largest supplier of seat systems and seat components in Mexico.


     The Company's North American content per vehicle has increased from $12 in 1983 to $169 in 1994. In Western Europe, the content per vehicle has grown from $3 in 1983 to $80 in 1994 after giving pro forma effect to the FSB Acquisition. This increase has resulted from the Company's ability to capitalize on a number of industry trends including outsourcing, greater design responsibility by suppliers and the increased sophistication of seat systems as OEMs add more advanced features and luxury items into vehicle models.

STRATEGY

     The Company has become a significant Tier I supplier by implementing a strategy based upon the following elements:

          - Strong Relationships with the OEMs. The Company's management has developed strong relationships with its 17 OEM customers which allow Lear to identify business opportunities and customer needs in the early stages of vehicle design. Management believes that working closely with OEMs in the early stages of designing and engineering seat systems gives it a competitive advantage in securing new business. Lear maintains an excellent reputation with the OEMs for timely delivery and customer service and for providing world class quality at competitive prices. As a result of the Company's service and performance record, it has received high quality ratings from virtually every OEM with which it does business.



          - Product Technology and Product Design Capability. Lear has made substantial investments in product technology and product design capability to support its products. The Company maintains two advanced technical centers (in Southfield, Michigan and Turin, Italy) where it develops and tests current and future products to determine compliance with safety standards, quality and durability, response to environmental conditions and user wear and tear. At its 12 customer-dedicated engineering centers, specific program applications are developed and tested. Benchmarking studies are also conducted to aid in developing innovative seat design features. The Company has recently made substantial investments to upgrade its advanced computer-aided engineering ("CAE") and computer-aided design/computer-aided manufacturing ("CAD/CAM") systems. Such tools as advanced design modeling software, dynamic crash simulation, linear and non-linear finite element analysis and solids modeling are among several tools recently added to electronically create a seat and evaluate its performance.


          - Lean Manufacturing Philosophy. Lear's "lean manufacturing" philosophy seeks to eliminate waste and inefficiency in its own operations and in those of its customers and suppliers. The Company believes that it provides superior quality seating products at lower costs than the OEMs. The Company, whose facilities are linked by computer directly to those of its suppliers and customers, receives components from its suppliers on a JIT basis, and delivers seat systems and components to its customers on a sequential JIT basis, which provides products to an OEM's manufacturing facility in the color and order in which the products are used. This process minimizes inventories and fixed costs for both the Company and its customers and enables the Company to deliver products on as little as 90 minutes' notice. For the year ended December 31, 1994, the Company's overall annual inventory turnover rate was 36 times and up to 150 times in the case of certain of the Company's JIT plants. The Company also minimizes fixed costs by using existing suppliers to the OEMs and the OEMs themselves for certain components. In cases where one of the Company's manufacturing facilities is underutilized, the Company is able to redistribute products to increase facility utilization.

          - Global Presence. By expanding its operations outside the United States, Lear has sought to provide its products on a global basis to its OEM customers. Due to significant cost savings and improved product quality and consistency, OEMs have increasingly required their suppliers to manufacture seat systems and other components in multiple geographic markets. By expanding its operations outside the United States, Lear provides its products on a global basis to its OEM customers. A global market presence also affords Lear some protection against cyclical downturns in any single market. For the six months ended July 1, 1995, approximately 54% of the Company's sales were outside the United States. In furtherance of its global expansion strategy, on June 28, 1995 the Company entered into a joint venture agreement with an affiliate of Industria Espanola del Polieter, S.A. ("INESPO"), a Spanish corporation, to supply seat systems to Volkswagen in Brazil.


          - Growth Through Strategic Acquisitions. Strategic acquisitions have been, and management believes will continue to be, an important element in the Company's growth worldwide and in its efforts to capitalize on the automotive industry trends described above. These acquisitions complement Lear's existing capabilities and provide new growth opportunities. The Company's recent acquisitions have expanded its OEM customer base and worldwide presence and enhanced its relationships with existing customers. The AIH Acquisition has also given the Company a significant presence in the non-seating segment of the automobile and light truck interior market.

RECENT ACQUISITIONS

     To supplement its internal growth and implement its business strategy, the Company has made six strategic acquisitions since 1990. The following is a summary of these acquisitions:


  AIH Acquisition



     In August 1995, AIHI Acquisition Corp., a wholly-owned subsidiary of Lear, acquired all the outstanding common stock of AIH and subsequently merged with and into AIH. The aggregate purchase price for the AIH Acquisition was $926.4 million (including the assumption of $282.3 million of AIH's existing indebtedness and fees and expenses of $18.4 million). These funds were provided by borrowings under the New Credit Agreement.



     AIH is a leading designer and manufacturer of high quality interior trim systems and blow molded products principally for North American and European automobile and light truck manufacturers. AIH's interior trim products include complete door panel assemblies, seatbacks and inserts, armrests, consoles and headliners. Blow molded products include windshield washer reservoirs, fuel tank shields and radiator coolant overflow reservoirs. AIH sales increased, both internally and through acquisitions, from $209.5 million in 1991 to $512.8 million in 1994, resulting in a compound annual growth rate of approximately 35%.


     The Company believes that the AIH Acquisition will provide Lear with several strategic benefits, including the following:


         - Market Share. The AIH Acquisition has made Lear the largest independent Tier I supplier of seat and automotive interior systems in the estimated $22 billion North American and European total light vehicle interior market. Although the Company has manufactured certain interior components for several years, the AIH Acquisition affords Lear a significant presence in the non-seating and non-instrument panel segments of the interior market, which account for approximately 47% of the total interior market. A substantial portion of this market is still provided in-house by OEMs and the outsourced market is much more fragmented than the seat systems market, thereby providing the Company with significant growth opportunities as outsourcing continues and supplier consolidations increase as OEMs seek global supplier relationships.



           - OEM Relationships. Management believes that the ability to offer integrated interior systems provides Lear with a competitive advantage as OEMs continue to reduce their supplier base while demanding improved quality and additional Tier I services. In this regard, management believes that OEMs will increasingly ask their lead interior suppliers to fill the role of "Systems Integrator" to manage the design, purchasing and supply of the total automobile interior. As a result of the AIH Acquisition, Lear is well-positioned to fill this role.



           - Growth Opportunities. Lear's market leadership, expertise and established relationships with European OEMs (Fiat, Opel, Volvo and
             Saab) should provide AIH with additional access to the European market. In addition, Lear's entry into automotive growth areas worldwide, particularly in South America and the Asia-Pacific region, provides further growth opportunities for AIH.


           - AIH Management. The AIH Acquisition will provide the Company with the experience and expertise of AIH's strong management team. AIH is a stand-alone entity and initially will be operated as such. The AIH Acquisition also gives the Company access to AIH's comprehensive program management system that tracks each program's status, predicting lead time and cost variances for each product change requested.


  FSB Acquisition



     On December 15, 1994, the Company, through its wholly-owned subsidiary, Lear Seating Italia S.r.L., purchased from Gilardini S.p.A. ("Gilardini"), a subsidiary of Fiat, all the shares of SEPI S.p.A. ("SEPI"), the primary automotive seat systems supplier to Fiat. SEPI and its wholly-owned subsidiary, SEPI Sud S.p.A. ("SEPI Sud"), operate eight facilities in Italy producing automotive seat systems for 85% of Fiat's Italian vehicle production under the Fiat, Lancia, Alfa Romeo and Ferrari nameplates as well as seat frames for certain Fiat models for which SEPI and SEPI Sud do not supply the seat systems. In connection with this acquisition, Lear also acquired from Gilardini interests in seat systems and seat covers businesses in Poland, Spain and Turkey. Lear also anticipates acquiring interests in proposed South American joint ventures which plan to supply automotive seat systems to Fiat or its affiliates in Brazil and Argentina. Lear and Fiat also entered into a long-term supply agreement for the production of substantially all outsourced automotive seat systems for Fiat and affiliated companies worldwide.


     The FSB Acquisition not only established Lear as the market leader in automotive seat systems in Europe, but combined with its leading position in North America, made Lear the largest automotive seat systems manufacturer in the world. In addition, it gave the Company additional access to rapidly expanding markets in South America and Eastern Europe.


  NAB Acquisition


     On November 1, 1993, Lear significantly strengthened its position in the North American automotive seating market by purchasing the North American seat cover and seat system business of Ford. The NAB consists of an integrated United States and Mexican operation which produces seat covers for approximately 80% of Ford's North American vehicle production (as well as for several independent suppliers) and manufactures seat systems for certain Ford models. The NAB Acquisition included the machinery, equipment, real property and other assets used in the operations of the NAB as well as all of the issued and outstanding capital stock of Favesa S.A. de C.V., a maquiladora operation located in Juarez, Mexico.


     Prior to the NAB Acquisition, the Company outsourced a significant portion of its seat cover requirements. The expansion of the Company's seat cover business has provided Lear with better control over the costs and quality of one of the critical components of a seat system. In addition, by virtue of the NAB Acquisition, the Company was able to enhance its relationship with its largest OEM customer, entering into a five year supply agreement with Ford covering models for which the NAB had produced seat covers and seat systems at the time of the acquisition. The Company also assumed during the term of the supply agreement primary engineering responsibility for a substantial portion of Ford's car models, providing Lear with greater involvement in the planning and design of seat systems and related products for future light vehicle models.



  Scandinavian Acquisitions



     In 1991 and 1992, the Company acquired the seat systems businesses of Saab in Sweden and Finland and of Volvo in Sweden. In connection with each of these acquisitions, the Company entered into long-term relationships with the respective OEMs.


PRODUCTS


     Lear's products have evolved from the Company's many years of experience in the seat frame market where it has been a major supplier to General Motors and Ford since its inception in 1917. The seat frame has structural and safety requirements which make it the basis for overall seat design and was the logical first step in the Company's emergence as a dominant supplier of entire seat systems.



     The market for seat systems developed as a result of North American automobile manufacturers' need to restructure assembly plant methods in response to vigorous foreign competition in the early 1980s. The Company was positioned to take advantage of this growing market through its long standing relationships with customers. These relationships have been fostered through the Company's performance in seat frame manufacturing over the years and its demonstrated ability to supply and manage total seat systems. The Company believes that its position in the seat systems market will improve as seats with advanced features become an increasingly important criterion for distinguishing between competing vehicle models.



     The following is the approximate composition by product category of the Company's net sales in the year ended December 31, 1994: seat systems, 78%; seat covers, 12%; seat frames, 8%; and seat components, 2%.

     - Seat Systems. The seat systems business consists of the design, engineering, manufacture, assembly and supply of entire seating requirements for a vehicle or assembly plant. The Company produces seat systems for automobiles and light trucks that are fully finished and ready to be installed in a vehicle. As OEMs continue to view seat systems as a distinguishing marketing feature, the advanced features incorporated initially in high performance seats are more frequently becoming standard features in a wider variety of later production vehicles.

     As a result of its product technology and product design strengths, the Company can provide ergonomic designs which offer styling flexibility at low cost. In addition, the Company is able to incorporate many convenience features and safety improvements into its seat designs, such as storage armrests, rear seat fold down panels, integrated restraint systems and child restraint seats.


     Lear's position as a market leader in seat systems is largely attributable to seating programs on new vehicle models launched in the past five years. The Company believes that supplying seating for these new vehicle models will provide it with a long-term revenue stream throughout the lives of these models. The Company is currently working with customers in the development of a number of seat systems products to be introduced by automobile manufacturers in the late 1990s, which it expects will lead to an increase in outsourcing opportunities in the future. Such business includes the Ford Taurus/Mercury Sable, the Ford Explorer, the Ford Contour/Mercury Mystique, the Dodge Ram Pick-up Truck, the Chevrolet Cavalier/Pontiac Sunfire, the Ford Windstar Minivan, all Jaguar models and the GM Opel Omega.


     - Seat Covers. Lear produces seat covers at its Fairhaven, Michigan and Saltillo, Mexico facilities, which deliver seat covers primarily to other Company plants. In addition, pursuant to the NAB Acquisition, the Company acquired a portion of Ford's North America seat cover business and is producing approximately 80% of the seat covers for Ford's North American vehicles. The Company's major external customers for seat covers are Ford and other independent seat system suppliers. The expansion of the Company's seat cover business allows the Company better control over the costs and quality of one of the critical components of a seat system. Typically, seat covers comprise approximately 30% of the aggregate cost of a seat system.


     - Seat Frames. Lear produces steel and aluminum seat frames for passenger cars and light and medium trucks. Seat frames are primarily manufactured using precision stamped, tubular steel and aluminum components joined together by highly automated, state-of-the-art welding and assembly techniques. The manufacture of seat frames must meet strict customer specified safety standards. The Company's seat frames are delivered to its own plants where they become part of a completed seat that is sold to the OEM customer, to customer-operated assembly plants or to other independent seating suppliers where they are used in the manufacture of assembled seating systems.


     - Seat Components. The Company designs and manufactures plastic storage armrests for inclusion in seat systems at its plant in Mendon, Michigan. Vehicles in which these components are found are the Dodge Ram Pick-up Truck, the Ford F-Series Pick-up Truck, the Buick LeSabre and the Oldsmobile Delta 88. The Company also manufactures decorative, painted and assembled injection molded components at the Mendon facility that are used in automotive vehicle interiors.

MANUFACTURING


     All the Company's plants use JIT manufacturing techniques, and most of the Company's products, including all seat systems, are delivered to the OEMs on a JIT basis. The JIT concept, first broadly utilized by Japanese automobile manufacturers, is the cornerstone of the Company's manufacturing and supply strategy. This strategy involves many of the principles of the Japanese system, but was redeveloped for compatibility with the greater volume requirements and geographic distances of the North American market. The Company first developed JIT operations in the early 1980s at its seat frame manufacturing plants in Morristown, Tennessee and Kitchener, Ontario, Canada. These plants previously operated under traditional manufacturing practices, resulting in relatively low inventory turnover rates, significant scrap and rework, a high level of indirect labor costs and long production set-up times. As a result of JIT manufacturing techniques, the

Company has been able to consolidate plants, increase capacity and significantly increase inventory turnover, quality and productivity.


     The JIT principles first developed at Lear's seat frame plants in 1983 were next applied to the Company's growing seat systems business and have now evolved to SPD principles. The Company's seating plants are typically no more than 30 minutes or 20 miles from its customers' assembly plants and manufacture seats for delivery to the customers' facilities in as little as 90 minutes. Orders for the Company's seats are received on a weekly basis, pursuant to blanket purchase orders for annual requirements. These orders detail the customers' needs for the ensuing week. In addition, on each work day, constant computer and other communication is maintained between personnel at the Company's plants and personnel at the customers' plants to keep production current with the customers' demand.



     Seat and component assembly techniques fall into two major categories, traditional assembly methods (in which fabric is affixed to a frame using Velcro, wire or other material) and more advanced bonding processes. There are two bonding techniques employed by the Company, the Company's patented SureBond process, a technique in which fabric is affixed to the underlying foam padding using adhesives, and the Company's licensed foam-in-place process, in which foam is injected into a fabric cover. The SureBond process has several major advantages when compared to traditional methods, including design flexibility, increased quality and lower cost. The SureBond process, unlike alternative bonding processes, results in a more comfortable seat in which air can circulate freely. The SureBond process, moreover, is reversible, so that seat covers that are improperly installed can be removed and repositioned properly with minimal materials cost. In addition, the SureBond process is not capital intensive when compared to competing technologies. Approximately one-third of the Company's seats are manufactured using the SureBond process. See "-- Litigation."


     The seat assembly process begins with pulling the requisite components from inventory. Inventory at each plant is kept at a minimum, with each component's requirement monitored on a daily basis. This allows the plant to devote the maximum space to production, but also requires precise forecasts of the day's output. Seats are assembled in modules, then tested and packaged for shipment. The Company operates a specially designed trailer fleet that accommodates the off-loading of vehicle seats at the assembly plant.

     The Company obtains steel, aluminum and foam chemicals used in its seat frames from various producers under various supply arrangements. Leather, fabric and purchased components generally are acquired from suppliers. The principal raw materials used in the production of polyurethane foam are polyol (poly oxyalkylene) and TDI (toluene discyanate). These materials are supplied under various arrangements with major chemical companies and are readily available. Leather, fabric and purchased components are generally purchased from various suppliers under contractual arrangements generally lasting no longer than one year. Some of the purchased components are obtained through the Company's own customers.

CUSTOMERS

     The Company currently serves the worldwide automobile and light truck market, which produces over 50 million vehicles annually. The outsourced market for automobile and light truck seat systems in North America currently represents approximately 70% of the total North American market for these products which is estimated to have annual revenues of approximately $6.8 billion. The outsourced market for seat systems in Europe is approximately 53% of the total European seat systems market, which in 1994 was estimated to have annual revenues of approximately $4.5 billion. The Company believes that the same competitive pressures that contributed to the rapid expansion of its business in North America since 1983 will continue to require OEMs in the North American and the European markets to outsource more of their seating requirements. The Company's OEM customers currently include Ford, General Motors, Fiat, Chrysler, Volvo, Volkswagen, BMW, Saab, Mazda, Jaguar, Audi, Subaru, Isuzu, Suzuki, Daimler-Benz, Renault and Peugeot.

     In the past six years, in the course of retooling and reconfiguring plants for new models and model changeovers, OEMs have eliminated production of seat systems and components from certain of their facilities, thereby committing themselves to purchasing these products from outside suppliers. During this period, the Company became a supplier of these products for a significant number of new models, many on a JIT basis.


     The purchase of seat systems on a JIT basis has allowed the Company's customers to realize a competitive advantage as a result of (i) a reduction in labor costs since suppliers like the Company generally enjoy lower direct labor rates, (ii) the elimination of working capital and personnel costs associated with the production of seating systems by the OEM, (iii) a reduction in net overhead expenses and capital investment due to the availability of plant space previously associated with seat production at the OEM's facilities for expansion of other manufacturing operations and (iv) a reduction in transaction costs because of the customer's ability to deal with a limited number of sophisticated system suppliers as opposed to numerous individual component suppliers. In addition, the Company offers improved quality and on-going cost reduction to its customers through design improvements and its "Champion Programs," whereby individual members of management are responsible for working with a specific vendor to aggressively reduce costs.



     The Company receives blanket purchase orders from its customers that normally cover annual requirements for seats to be supplied for a particular car model. Such purchase orders typically extend over the life of the model, which is generally four to seven years, and do not require the purchase by the customer of any minimum number of seats. Although such purchase orders may be terminated at any time, the Company does not believe that any of its customers have terminated a material purchase order prior to the end of the life of a model. The primary risk to the Company is that an OEM will produce fewer units of a model than anticipated. In order to reduce its reliance on any one model, the Company produces complete seat systems and components for a broad cross-section of both new and established models. The Company's seat systems sales for the year ended December 31, 1994 broke down into the following vehicle categories: 42% light truck and sport utility, 18% mid-size, 13% luxury, 11% full-size, 9% sport vehicles and 7% compact vehicles. The following table indicates the vehicles for which the Company or its affiliates produce seat systems and the locations of such production:

                                        UNITED STATES AND CANADA
FORD:                                 GENERAL MOTORS:                      BMW:
Ford Crown Victoria                   Buick LeSabre                        3 Series
Ford Explorer                         Buick Park Avenue
Ford F-Series Pick-up Truck           Buick Regal                          CAMI - GENERAL MOTORS/SUZUKI:
Ford Mustang GT & LX                  Chevrolet Cavalier                   Geo Metro
Ford Probe                            Chevrolet Corvette                   Geo Tracker
Ford Ranger Supercab/STX              Chevrolet Lumina                     Suzuki Sidekick
Ford Taurus                           Chevrolet Monte Carlo                Suzuki Swift
Ford Taurus SHO                       Chevrolet Tahoe/GMC Yukon
Ford Thunderbird SC                   Chevrolet C/K Pick-up Truck          CHRYSLER:
Ford Windstar Minivan                 Chevrolet Kodiak                     Dodge Dakota Pick-up Truck
Mercury Sable                         Chevrolet/GMC G-Van                  Dodge Ram Pick-up Truck
Mercury Cougar XR7                    GMC Pick-up Truck                    Dodge Viper
Mercury Grand Marquis                 Chevrolet/GMC Suburban
Mazda Navajo                          GMC Top Kick                         FUJI/ISUZU:
                                      Pontiac Bonneville                   Isuzu Rodeo
                                      Pontiac Sunfire                      Subaru Legacy
                                                                           HONDA:
                                                                           Passport
                                                 EUROPE
FIAT:                                 ALFA ROMEO:                          JAGUAR:
Barchetta                             Alfa 145/146                         XJS
Coupe 500                             Alfa 155                             X300
Croma                                 Alfa 164
X230                                  Coupe                                LANCIA:
Punto                                 Spider                               Dedra
Tempra                                                                     Delta
Tipo                                  CHRYSLER:                            Thema
Uno                                   Eurostar Minivan                     Y11
                                                                           Kappa
GENERAL MOTORS - OPEL:                VOLVO:
Astra                                 800 Series                           VOLKSWAGEN:
Corsa                                 900 Series                           Transporter T4
Omega
Vectra                                SAAB:
                                      Saab 900
                                      Saab 9000
                                                 MEXICO
BMW:                                  CHRYSLER:                            VOLKSWAGEN:
3 Series                              Dodge Ram Pick-up Truck              Golf
5 Series                                                                   Jetta
7 Series                              GENERAL MOTORS:                      Derby
                                      Chevrolet Cavalier                   GPA Minivan
FORD:                                 Chevrolet C/K Pick-up Truck
Ford Contour                          Opel Corsa
Ford Escort                           Pontiac Sunfire
Ford F-Series Pick-up Truck
Mercury Mystique
Mercury Tracer
                                                 OTHER
GENERAL MOTORS - HOLDEN (AUSTRALIA):  VOLVO (THAILAND):                    GENERAL MOTORS - OPEL
VS                                    800 Series                           (INDONESIA):
                                      900 Series                           330 Blazer
BMW (SOUTH AFRICA):                                                        Optima
3 Series                                                                   Vectra

     As a result of the economic benefits inherent in the JIT manufacturing process and the costs associated with reversing a decision to purchase seat systems from an outside supplier, the Company believes that automobile manufacturers' level of commitment to purchasing seating from outside suppliers, particularly on a JIT basis, will increase. However, under the contracts currently in effect in the United States between each of General Motors, Ford and Chrysler with the United Automobile, Aerospace and Agricultural Implement Workers of America (the "UAW"), in order for any of such manufacturers to obtain components that it currently produces itself from external sources, it must first notify the UAW of such intention. If the UAW objects to the proposed outsourcing, some agreement will have to be reached between the UAW and the OEM. Factors that will normally be taken into account by the UAW and the OEM include whether the proposed new supplier is technologically more advanced than the OEM, cost and whether the OEM will be able to reassign union members whose jobs are being displaced to other jobs within the same factories. As part of its long-term agreement with General Motors, the Company operates its Grand Rapids, Michigan, Rochester Hills, Michigan and Lordstown, Ohio facilities with General Motors employees and reimburses General Motors for the wages of such employees on the basis of the Company's employee wage structure. The Company enters into these arrangements to cooperate and enhance its relationship with its customers.


     The Company's contracts with its major customers generally provide for an annual productivity price reduction and, in some cases, provide for the recovery of increases in material and labor costs. Cost reduction through design changes, increased productivity and similar programs with the Company's suppliers generally have offset changes in selling prices. The Company's cost structure is comprised of a high percentage of variable costs. The Company believes that this structure provides it with additional flexibility during economic cycles.



     Ford and General Motors, the two largest automobile and light truck manufacturers in the world, are also the Company's two largest customers, accounting for 39% and 36%, respectively, of the Company's net sales during 1994. After giving effect to the AIH Acquisition and the FSB Acquisition, sales to Ford and General Motors will continue to represent a similar substantial portion of the Company's total sales.


MARKETING AND SALES


     The Company markets its products by maintaining strong relationships with its customers. Throughout its 78-year history, customers have benefitted from the Company's strong technical and product development capabilities, reliable delivery of high quality products, strong customer service, innovative new products and a competitive cost structure. Close personal communication with automobile manufacturers on both corporate and plant levels is an integral part of the Company's marketing strategy. Recognizing this, the Company was reorganized into six independent divisions, each with the ability to focus on its own customers and programs and each having complete responsibility for the product, from design to installation. By moving the decision process closer to the customer, and instilling a philosophy of "cooperative autonomy," the Company is more responsive to, and has strengthened its relationship with, its customers. Automobile manufacturers have increasingly reduced their number of suppliers as part of their move to purchase systems rather than discrete components. This trend favors suppliers, like the Company, with established ties to automobile manufacturers and the demonstrated ability to adapt to the new competitive environment in the automotive industry.


     The Company's sales are originated almost entirely by its sales staff. This marketing effort is augmented by design and manufacturing engineers who work closely with automobile manufacturers from the preliminary design to the manufacture and supply of a seating system. Manufacturers have increasingly looked to suppliers like the Company to assume responsibility for product innovations, to shorten the development cycle of new models, decrease tooling investment and labor costs, reduce the number of costly design changes in the early phases of production and improve seat comfort and functionality. Once the Company is engaged to develop the design for the seating of a specific car model, it is also generally engaged to supply the automobile with seating when the car goes into production. The Company has responded to this trend by improving its engineering and technical capabilities and investing in technical centers in the United States and in Europe. The Company has also developed full-scope engineering capabilities, including all aspects of safety and functional testing and comfort assessment. In addition, the Company has established various remote engineering sites in close proximity to several of its OEM customers to enhance customer relationships and design activity.

TECHNOLOGY

     The Company conducts advanced product design and development at its technical centers in Southfield, Michigan and Turin, Italy. After the FSB Acquisition, Lear transferred its European technical facility from Rietberg, Germany to Turin, Italy. At the technical centers, the Company tests its products to determine compliance with applicable safety standards, the products' quality and durability, response to environmental conditions and user wear and tear. In the past, the Company has developed a number of designs for innovative seat features which it has patented, including ergonomic features such as adjustable lumbar supports and bolster systems and adjustable thigh supports. In addition, the Company incorporates many convenience, comfort and safety features into its seat designs, including storage armrests, rear seat fold down panels, integrated restraint systems and child restraint seats. The Company has invested to further upgrade its CAE and CAD/CAM systems, including investments in three-dimensional color graphics, customer telecommunications and direct interface with customer CAD systems. Research and development costs incurred in connection with the development of new products and manufacturing methods (not including additional research and development costs paid for by the customer) amounted to approximately $16.2 million, $21.9 million and $16.2 million for the six months ended July 1, 1995 and for the years ended December 31, 1994 and 1993, respectively.


     The Company uses its patented SureBond process (the patent for which has approximately 8 years remaining) in bonding seat cover materials to the foam pads used in certain of its seats. The SureBond process is used to bond a pre-shaped cover to the underlying foam to minimize the need for sewing and achieve new seating shapes, such as concave shapes, which were previously difficult to manufacture. See "-- Litigation".



     The Company holds a number of mechanical and design patents covering its automotive seating products and has numerous applications for patents currently pending. In addition, the Company holds several trademarks relating to various of its manufacturing processes. The Company also licenses its technology to a number of seating manufacturers.



     The Company has and will continue to dedicate resources to research and development to maintain its position as a leading developer of technology in the automotive seating industry.


JOINT VENTURES


     The Company conducts a portion of its business through joint ventures in order to facilitate the exchange of technical information and the establishment of business relationships with foreign automakers. In connection with the FSB Acquisition, the Company obtained a 49% interest in Industrias Cousin Freres, S.L., a Spanish joint venture with Bertrand Faure S.A. which produces seat components, and a 35% interest in Markol Otomotiv Yan Sanayi Ve Ticart, a Turkish joint venture which proposes to produce seat systems for Tofas, a Fiat affiliate, and seat covers for certain of the Company's Italian subsidiaries. As part of the Company's effort to procure business in the Asia-Pacific market, the Company holds a 49% interest in Lear Seating Thailand Corporation. The Company also participates in joint ventures with NHK Spring Co., Ltd. of Japan and certain other foreign automotive component suppliers.


EMPLOYEES

     As of July 1, 1995, the Company employed approximately 6,700 persons in the United States, 11,000 in Mexico, 2,700 in Canada, 1,400 in Germany, 2,100 in Italy, 1,300 in Sweden, 300 in the United Kingdom, 300 in Poland, 100 in Austria and 100 in France. Of these, approximately 3,650 were salaried employees and the balance were paid on an hourly basis. Approximately 20,000 of the Company's employees are members of unions. The Company has experienced some labor disputes at its plants, none of which have significantly disrupted production or had a materially adverse effect on its operations. The Company has been able to resolve all such labor disputes and believes its relations with its employees are good.

FACILITIES

     As of July 1, 1995, the Company's operations were conducted through 82 facilities, including six facilities operated by the Company's less than majority-owned affiliates, in 18 countries employing 26,000 people worldwide. Substantially all owned facilities secure borrowings under the Company's various debt agreements.

     The Company's facilities are located in appropriately designed buildings which are kept in good repair with sufficient capacity to handle present volumes. The Company has designed its facilities to provide for efficient SPD manufacturing of its products. No facility is materially underutilized. Management believes substantially all of the Company's property and equipment is in good condition and that it has sufficient capacity to meet its current and expected manufacturing and distribution needs.


LITIGATION



     On August 17, 1995, Astechnologies, Inc. ("Astech") filed a complaint against the Company in the United States District Court for the Northern District of Georgia, Atlanta Division. Astech asserts that the Company's SureBond process, which bonds seat covers to foam pads, and the Company's manufacture and use of certain machines to carry out such process, infringe an Astech patent. See "-- Manufacturing." Astech also asserts that the Company breached an agreement between the Company and Astech relating to the use in connection with the SureBond process of machines purchased by the Company from Astech. Astech seeks unspecified treble damages and an injunction against further patent infringement.



     The Company does not believe that Astech's patent is valid nor does the Company believe that, if Astech's patent were to be upheld, the Company has infringed Astech's patent. The Company intends to vigorously contest Astech's claims and does not believe that Astech's claims will have a material adverse effect on the Company's consolidated financial position or future results of operations.



     The Company is also involved in certain other legal actions and claims arising in the ordinary course of business. Management of the Company does not believe that any of the litigation in which the Company is currently engaged, either individually or in the aggregate, will have a material adverse effect on the Company's consolidated financial position or future results of operations.

         SELECTED FINANCIAL DATA OF AUTOMOTIVE INDUSTRIES HOLDING, INC.


     The following summary consolidated financial information and other data were derived from the consolidated financial statements of AIH. The consolidated financial statements of AIH for each of fiscal years 1994, 1993, 1992 and 1991 and the nine months ended December 29, 1990 have been audited by Arthur Andersen LLP. The consolidated financial statements of AIH for the six months ended July 1, 1995 and July 2, 1994 are unaudited; however, in the opinion of AIH's management, they reflect all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the financial position and results of operations of such periods. The results for the six months ended July 1, 1995 are not necessarily indicative of the results to be expected for the full fiscal year. The selected financial data below should be read in conjunction with the consolidated financial statements of AIH and the notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Results of Operations of Automotive Industries Holding, Inc."


                      AUTOMOTIVE INDUSTRIES HOLDING, INC.

                                                                                                                     AS OF
                                    AS OF OR FOR THE                                                               OR FOR THE
                                    SIX MONTHS ENDED                  AS OF OR FOR THE YEAR ENDED                 NINE MONTHS
                                    -----------------   -------------------------------------------------------      ENDED
                                    JULY 1,   JULY 2,   DECEMBER 31,   JANUARY 1,   DECEMBER 26,   DECEMBER 28,   DECEMBER 29,
                                     1995      1994         1994          1994          1992           1991           1990
                                    -------   -------   ------------   ----------   ------------   ------------   ------------
                                                                      (DOLLARS IN MILLIONS)
OPERATING DATA:
Net sales.......................... $ 377.1   $ 236.8      $512.8        $348.7        $272.4         $209.5         $135.5

Gross profit.......................    73.0      50.6       103.9          74.9          55.5           40.7           26.8
Selling, general and administrative
  expenses.........................    24.9      16.6        35.3          24.4          16.7           11.1            7.1
Amortization.......................     2.6       2.2         4.7           3.4           2.3            2.2            1.6
                                    -------   -------   ------------   ----------   ------------   ------------   ------------
Operating income...................    45.5      31.8        63.9          47.1          36.5           27.4           18.1
Interest expense, net..............     9.0       3.6         9.3           7.1           9.4           15.0           11.8
Other expense, net.................      --        --          --            --            --             .1             .1
                                    -------   -------   ------------   ----------   ------------   ------------   ------------
Income before income taxes and
  extraordinary items..............    36.5      28.2        54.6          40.0          27.1           12.3            6.2
Income taxes.......................    14.6      11.4        21.9          16.0          11.0            5.4            3.1
                                    -------   -------   ------------   ----------   ------------   ------------   ------------
Net income before extraordinary
  items............................    21.9      16.8        32.7          24.0          16.1            6.9            3.1
Extraordinary items................      --        --          --            --           8.3             --             --
                                    -------   -------   ------------   ----------   ------------   ------------   ------------
Net income before preferred
  dividend.........................    21.9      16.8        32.7          24.0           7.8            6.9            3.1
Preferred dividend.................      --        --          --            --            .9            2.5            1.7
                                    -------   -------   ------------   ----------   ------------   ------------   ------------
Net income......................... $  21.9   $  16.8      $ 32.7        $ 24.0        $  6.9         $  4.4         $  1.4
                                     ======    ======   ==========     ========     ==========     ==========     ==========
BALANCE SHEET DATA:
Current assets..................... $ 205.8   $ 156.4      $187.6        $ 93.0        $ 63.4         $ 47.8         $ 45.3
Total assets.......................   611.3     461.0       567.4         338.5         233.7          216.6          212.6
Current liabilities................   117.6      79.7        96.2          36.0          32.7           33.4           27.6
Long-term debt.....................   221.1     154.0       216.9          93.8          75.8          105.3          115.8
Stockholders' equity...............   241.3     207.2       219.9         189.7         109.8           34.3           55.1
OTHER DATA:
EBITDA............................. $  60.4   $  41.9      $ 85.8        $ 63.0        $ 48.6         $ 38.8         $ 25.6
Capital expenditures...............    30.8      18.6        40.5          22.4           8.9            7.8            4.3

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
               OPERATIONS OF AUTOMOTIVE INDUSTRIES HOLDING, INC.

Six Months Ended July 1, 1995 Compared with Six Months Ended July 2, 1994

  Revenues


     Revenues for the six months ended July 1, 1995 totaled $377.1 million compared to $236.8 million for the six months ended July 2, 1994, an increase of $140.3 million or 59.2%. The increase was the result of newly awarded business and increased production of models served by AIH, particularly in the light truck segment, combined with AIH's acquisitions of Cotton and Gulfstream.


  Cost of Sales


     Cost of sales as a percentage of revenues increased to 80.6% for the first six months of 1995 compared to 78.6% for the same period in 1994. The decrease in gross margin is the result of lower margins at the acquired companies (which were anticipated at the time of such acquisitions) and costs associated with program launches.



  Selling, General and Administrative



     Selling, general and administrative costs increased to $24.9 million or 6.6% of revenues for the six months ended July 1, 1995 compared to $16.6 million or 7.0% of revenues for the six months ended July 2, 1994. Approximately $5.6 million of the increase was the result of incremental costs associated with AIH's acquisitions. The remaining increase was due to incremental engineering and administrative costs to support the revenue growth.


  Interest Expense


     Interest expense for the six months ended July 1, 1995 was approximately $9.0 million or 2.4% of revenues, an increase of $5.4 million compared to the same period in 1994. Approximately $2.9 million of the increase is due to increased borrowings to finance AIH's acquisitions. The remaining increase was due to higher rates on floating rate indebtedness and increased borrowings to finance capital expenditures.


  Income Taxes

     The effective income tax rates for the first six months of 1995 and 1994 were 39.9% and 40.2%, respectively. The effective income tax rates differed from the federal statutory rate due primarily to the effects of state income taxes and non-deductible expenses.

Year Ended December 31, 1994 Compared with Year Ended January 1, 1994

  Revenues

     Revenues for the year ended December 31, 1994 increased 47.0% to $512.8 million from $348.7 million in 1993. Approximately $55.0 million of the revenue increase was due to the incremental effects of the May 1994 acquisition of Cotton and the December 1994 acquisition of Gulfstream. The remaining increase was from ongoing operations resulting from new business on several redesigned or new platforms including the GM C/K Pickup and J Car (Cavalier, Sunfire) and Ford's Windstar mini-van and Contour/Mystique. AIH also benefited from increased production by North American OEMs, particularly in the light truck segment. AIH's content per vehicle produced in North America increased 22.7% to $31.40 in 1994 from $25.60 in 1993. AIH's European sales increased to $44.6 million as a result of the Cotton acquisition.

  Cost of Sales

     Cost of sales, as a percentage of revenues, increased to 79.7% in 1994 from 78.5% in 1993. AIH's margins were lower than 1993 levels due to anticipated lower margins associated with the acquired businesses and start-up costs on new programs.

  Selling, General and Administrative


     Selling, general and administrative expenses increased by $11.0 million, but decreased to 6.9% of revenues in 1994 compared to 7.0% of revenues in 1993. The increased costs were incurred principally to support the continued growth and design, engineering and program development activities associated with future growth in new business and AIH's 1994 acquisitions.


  Other

     Amortization expense increased from $3.4 million in 1993 to $4.7 million in 1994 due to incremental goodwill amortization related to AIH's 1994 acquisitions. Interest expense increased from $7.1 million in 1993 to $9.3 million in 1994. The increase was the result of additional borrowings to fund AIH's 1994 acquisitions and higher interest rates on AIH's floating rate indebtedness. The effective income tax rates were 40.1% and 40.0%, respectively, for 1994 and 1993. The effective rates were higher than federal statutory rates as a result of non-deductible goodwill amortization and state income taxes.

Year Ended January 1, 1994 Compared with Year Ended December 26, 1992

  Revenues


     Revenues for the year ended January 1, 1994 increased 28.0% to $348.7 million from $272.4 million in 1992. The increase reflects incremental business awarded to AIH on new and redesigned vehicles, increased automotive production and revenues from acquired businesses. AIH's revenue content per vehicle produced in North America increased 9.4% from $23.40 in 1992 to $25.60 in 1993. Approximately one-half of the revenue increase resulted from the acquisition of ASAA International, Inc. in May 1993 and Fibercraft//DESCon Engineering, Inc. in July 1993. AIH also benefited from the continuing recovery in the North American automotive market.


  Cost of Sales

     Cost of sales, as a percentage of revenues, decreased to 78.5% in 1993 from 79.6% in 1992. The improvement was the result of AIH's continuing efforts to improve productivity and reduce costs and the effect of the increased sales on fixed costs. AIH's margins increased despite the costs associated with launch of several new programs.

  Selling, General and Administrative


     Selling, general and administrative expenses increased to 7.0% of revenues in 1993 compared to 6.1% of revenues in 1992. The increase was due principally to the incremental costs related to AIH's 1993 acquisitions. Costs to support the growth in revenues and new program development also led to an increase in selling, general and administrative expenses.


  Other


     Amortization expense increased from $2.3 million in 1992 to $3.4 million in 1993 due to additional amortization related to AIH's 1993 acquisitions. Interest expense decreased to $7.1 million in 1993 compared with $9.5 million in 1992. The decrease was due principally to the retirement of certain indebtedness with the proceeds of the public offering of AIH's Class A Common Stock in August 1993. The effective income tax rates for 1993 and 1992 were 40.0% and 40.5%, respectively. The effective tax rates were higher than federal statutory rates as a result of non-deductible goodwill amortization and state income taxes.

                BUSINESS OF AUTOMOTIVE INDUSTRIES HOLDING, INC.

GENERAL

     AIH is a designer and manufacturer of high-quality interior trim systems and blow molded products principally for North American and European car and light truck manufacturers. AIH's interior trim products include complete door panel assemblies, seatbacks and inserts, armrests, consoles, and headliners. Blow molded products include windshield washer reservoirs, fuel tank shields and radiator coolant overflow reservoirs. AIH's products are sold to almost every major automotive OEM including Ford, General Motors, Chrysler, Honda, Diamond Star (Mitsubishi), Mazda, Subaru, Isuzu, Nissan and Toyota and, with the Plastifol acquisition, Mercedes, Volkswagen, BMW and Jaguar.


     Since 1987, AIH has achieved substantial internal growth. This growth has been augmented by selected strategic acquisitions, including Plasta Fiber Industries, Inc. ("PFI") in February 1992, Cellasto Plastics Corporation ("Cellasto") in July 1992, ASAA International, Inc. ("ASAA") in May 1993, Fibercraft//DESCon Engineering, Inc., ("Fibercraft") in July 1993, Cotton in May 1994, Gulfstream in December 1994 and Plastifol in July 1995. In addition, in January 1994 AIH completed its acquisition of an initial 40% interest in Interiores Automotrices Summa, S.A. de C.V. ("IASSA"). These acquisitions have allowed AIH to expand its interior trim systems and blow molded products capabilities and have substantially increased AIH's ability to provide advanced design, engineering and program management services to customers. At the same time, they have increased AIH's global presence and have provided AIH access to new customers and new technologies.


AIH STRATEGY

     AIH's business objective is to expand its position as a leading supplier of interior trim systems and blow molded products to North American and European OEMs. To achieve this objective, AIH has pursued, and as a subsidiary of Lear will continue to pursue, a strategy based upon the following elements:

     High Quality Products. AIH emphasizes the importance of product quality to all of its employees, utilizes technologically advanced machinery and production techniques, incorporates raw materials that conform to AIH's stringent quality standards, and uses advanced testing equipment and methods.


     Low Delivered Cost. AIH strives to achieve low delivered costs to its customers through its emphasis on quality, as evidenced by its near-zero customer rejection rate, and its responsiveness to customer needs, including its reliable and timely delivery. AIH's in-house scrap rejection rate of less than one-half of one percent and the resulting savings from reduced scrap and rework exemplifies AIH's ability to control its costs. In addition, AIH has located its plants in areas with high-quality and relatively low-cost labor, and has equipped its facilities with technologically advanced, cost-effective machinery.


     Long-Term Customer Relationships. Because of the long lead times required to obtain contracts and the reduction of in-house technical staff by OEMs, AIH has sought to develop long-term relationships with customers by working closely with them throughout all phases of new product development and subsequent production. In particular, AIH seeks to continue to develop its relationship and reputation with customers by continually exceeding their expectations in every phase of AIH's operations.

     Focus on Complex, Value-Added Products. AIH focuses its efforts on a "systems" approach to developing its products. These integrated systems, rather than individual components, produce greater value for the customer since certain services such as design and engineering and subassembly are provided more cost efficiently by AIH.

     Provide Complete Services from Initial Design to Manufacturing. AIH has responded to OEMs' needs for full service from their suppliers. With the acquisition of Fibercraft, AIH has enhanced its capabilities to provide cost-effective integrated development services from the initial styling of components through the manufacturing process.

     Strategic Acquisitions. AIH is continually seeking to acquire businesses to complement and expand its interior trim systems and blow molded products systems capabilities. Such opportunities should continue to present themselves as OEMs continue to rationalize their supplier base toward larger more global suppliers.

AIH PRODUCTS

     AIH produces interior trim systems and components as well as blow molded plastic parts principally for North American and European car and light truck manufacturers. AIH's primary interior trim systems and blow molded products are described below:

Interior Trim Systems                        Blow Molded Products
- Complete door panel assemblies             - Seatbacks
- Armrests and consoles                      - Windshield washer
- Custom injection molded interior           reservoirs
  trim including "A," "B" and "C"            - Fuel tank shields
  pillars, cowl panels, scuff plates,        - Coolant reservoirs
  trunk liners and quarter panels            - Front grille assemblies
- Sun visors                                 - HVAC ducts
- Headliners and package trays               - Interior insulators
- Appliques and bolsters                     - Hood insulators
- Load floors                                - Engine shrouds
- Spare tire covers                          - Air intake ducts
                                             - Exterior air dams
                                             - Vapor canisters

     Interior Trim Systems. The core technologies used in AIH's interior trim systems include injection molding, low-pressure injection molding, rotational molding and urethane foaming, compression molding of Wood-Stock(TM) (a proprietary process that combines polypropylene and wood flour), glass reinforced urethane and a proprietary headliner process. One element of AIH's strategy is to focus on more complex, value-added products such as door panel systems and armrests. AIH delivers these integrated systems at attractive prices to the customer because certain services such as design and engineering and sub-assembly are provided more cost efficiently by AIH.

     Door panel systems and armrests represent AIH's most complex products. A door panel consists of several component parts that are attached to a base molded substrate by various methods. Specific components include vinyl- or cloth-covered appliques, armrests, radio speaker grilles, map pocket compartments or carpet and sound reducing insulation. Upon assembly, each component must fit precisely, with a minimum of misalignment or gap, and must match the color of the base substrate. Armrests are produced by either rotational molding or injection molding of a vinyl covering and are then combined with an insert and filled with a resilient polyurethane foam to produce the finished product.

     There has been a rapid evolution in AIH's product mix over the last four years, particularly considering AIH's rapid revenue growth over the same period. In fiscal 1987, approximately 36% of AIH's revenues were derived from component value-added assemblies such as door panel systems and armrests. For the year ended December 31, 1994, approximately 50% of AIH's revenues are derived from value-added assemblies.

     Blow Molded Products. AIH produces a variety of blow molded products. In contrast to AIH's interior systems products, blow molded products require little assembly. However, the manufacturing process for such parts demands considerable expertise in order to consistently produce high-quality products. Blow molded parts are produced by extruding a shaped parison or tube of plastic material and then clamping a mold around the parison. High pressure air is introduced into the tube causing the hot plastic to take the shape of the surrounding mold. The part is removed from the mold after cooling and finished by trimming, drilling and other operations.

     The combined pressures of cost reduction and fuel economy enhancement have caused automotive manufacturers to concentrate their efforts on developing and employing lower cost, lighter materials. As a result, plastic content in cars and light trucks has grown significantly. Plastics are now commonly used in such nonstructural components as interior and exterior trim, door panels, instrument panels, grilles, bumpers, duct systems, taillights and fluid reservoirs. Increasingly, automobile content requires large plastic injection molded assemblies for both the interior and exterior. For interior trim applications, substitution of plastics for other materials is largely complete, and little growth through substitution is expected. However, further advances in injection molding technologies are improving the performance and appearance of parts molded in reinforced thermoplastics.


     Product Requirements. AIH's products must conform to the increasingly exacting standards set by the North American and European OEMs. Product color, weatherability and durability are critical to AIH's success in developing the plastic automotive parts business; AIH's plants have been favorably rated by Ford, Chrysler, GM, Diamond Star, Isuzu, Mazda, Honda, Nissan, Rover and Jaguar with respect to their near-zero defect level in these areas. As a result of AIH's service and quality record, near-zero customer rejection rate, and its production rejection rate of less than one-half of one percent, the OEMs have awarded high quality ratings to AIH.


AIH CUSTOMERS

     AIH supplies its products primarily to Ford, General Motors and Chrysler, but has increased its business with Diamond Star (Mitsubishi), Honda, Isuzu, Rover, Mazda, Nissan, Mercedes, BMW, Volkswagen, and Jaguar. For the year ended December 31, 1994, Ford, General Motors and Chrysler accounted for approximately 45%, 17% and 12%, respectively, of AIH's net sales.

     AIH's sales of value-added assemblies and component systems have increased as a result of the OEMs' decision to reduce their internal engineering and design resources. In recent years, AIH has significantly increased its capacity to provide complete engineering and design services to support its product line. Because assembled parts such as door panels, armrests and consoles need to be designed at an early stage in the development of new automobiles or model revisions, AIH is increasingly given the opportunity to participate earlier in the product planning process. This has resulted in opportunities to add value by furnishing engineering and design services and managing the sub-assembly process for the manufacturer, as well as providing the broader range of parts that are required for the assembly.


     AIH's customers typically award blanket purchase orders that normally cover parts to be supplied for a particular car model. Such purchase orders typically extend over the life of the model, which is generally four to seven years. Even though such purchase orders generally may be terminated at any time, AIH does not believe that any of its customers have terminated a material purchase order prior to the end of the life of a model. The primary risk to AIH is that an OEM will produce fewer units of a model than anticipated. In addition, AIH competes for new business to supply parts for successor models and therefore runs the risk that the OEM will not select AIH to produce parts on a successor model. In order to reduce its reliance on any one model, AIH produces parts for a broad cross-section of both new and more mature models. AIH has been chosen as a supplier on a variety of generally successful car and light truck models. The following table presents an overview of the major models for which AIH produces interior trim and blow molded products:

                            UNITED STATES AND CANADA


FORD:                            GENERAL MOTORS:                  CHRYSLER:
Ford F-Series Pick-up Truck      Buick LeSabre                    Dodge Caravan
Ford Escort                      Buick Park Avenue                Dodge Dakota Pick-up Truck
Ford Explorer                    Buick Regal                      Plymouth Voyager
Ford Ranger                      Cadillac DeVille                 DIAMOND STAR:
Ford Taurus                      Chevrolet Corsica                Eagle Talon
Ford Contour                     Chevrolet Beretta                Mitsubishi Eclipse
Ford Econoline                   Chevrolet Cavalier               Plymouth Laser
Ford Windstar                    Chevrolet Lumina                 HONDA:
Ford Bronco                      Chevrolet C/K Pick-up Truck      Accord
Ford Thunderbird                 Oldsmobile Cutlass               Civic
Ford Fiesta                      Oldsmobile Delta 88              MAZDA:
Ford Scorpio                     Oldsmobile 98                    G26
Ford Mondeo                      Pontiac Bonneville               MX6
Mercury Cougar                   Pontiac Grand Prix               Probe
Mercury Mondeo                   Pontiac Sunfire                  Protege
Mercury Mystique                                                  NISSAN:
Mercury Sable                                                     King Cab Pick-up Truck
Mercury Tracer                                                    TOYOTA:
                                                                  Camry


                                     EUROPE

BMW:                             ROVER:                           MERCEDES:
3 Series                         Discovery                        200 Series
JAGUAR:                          RX3
J40                              RX8 Theta
XJS                              Range Rover
                                 VOLKSWAGEN:
                                 Passat
                                 Golf

     Based on its ability to service its OEM customers' needs effectively, AIH believes it will be able to maintain or expand its position on most existing models, while also expanding into new models, as further consolidation in the OEM supplier base occurs. For example, AIH has been selected as a major supplier for the 1995 model changeovers of the Ford Explorer, Ford Ranger, Ford Taurus/Mercury Sable, Ford F-Series Pick-up Truck, Oldsmobile N-Car and Chrysler Minivan.


     AIH believes that the expanding presence of foreign manufacturers in North America represents an attractive growth opportunity over the next decade. AIH is currently supplying products for Diamond Star, Honda, Isuzu, Mazda and Nissan. AIH believes that it is favorably positioned to increase its business with the foreign manufacturers in the United States because of AIH's superior reputation for quality, reliability and lower delivered cost.

AIH MARKETING AND SALES

     Sales of AIH's products to OEMs are made directly by AIH's sales and engineering force, headquartered in Rochester Hills, Michigan. Through the sales and engineering office, AIH services its OEM customers and manages its continuing programs of product design improvement and development. AIH's sales and engineering force consists of approximately 250 individuals, including several who are located periodically at various OEMs' offices in order to facilitate the development of new programs.

     AIH operates in a highly competitive, fragmented environment, with only a few injection and blow molders generating sales in excess of $100 million. The number of AIH's competitors is expected to decrease due to the supplier consolidation resulting from changing OEM policies. AIH's major competitors include Davidson Interior Trim (a division of Textron), UT Automotive (a subsidiary of United Technologies), Prince Corporation, The Becker Group, and GM and Ford internal operations, plus a large number of smaller operations.

     AIH principally competes for new business both at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to four years prior to the marketing of such models to the public. Once a producer has been designated to supply parts to a new program, an OEM will generally continue to purchase those parts from the designated producer for the life of the program. Competitive factors in the market for AIH's products include product quality, customer service, product mix, new product innovation, cost and timely delivery. AIH believes that the implementation of its business strategy allows it to compete effectively in the market for its products.

     AIH is well positioned to succeed in this highly competitive supplier environment. AIH's size (equal to or larger than many of its competitors), quality and customer service orientation, manufacturing expertise and technological leadership all contribute to AIH's success in the automotive supply industry.

AIH EMPLOYEES


     As of July 1, 1995, AIH had approximately 7,400 employees. AIH believes that its future success will depend in part on its ability to continue to recruit, retain and motivate qualified personnel at all levels of AIH. AIH has instituted a large number of employee programs to increase employee morale and expand the employees' participation in AIH's business. While most of AIH's employees are not unionized, AIH has approximately 625 hourly employees represented by labor unions. AIH has not experienced any work stoppages and considers its relations with its employees to be good.

                                   MANAGEMENT

     Set forth below is certain information concerning the executive officers of the Company.

                                                                                        YEARS WITH
                                                                                       THE COMPANY
          NAME              AGE                        POSITION                       OR PREDECESSOR
-------------------------   ---    ------------------------------------------------   --------------
Kenneth L. Way...........   56     Chairman of the Board and Chief Executive                 29
                                   Officer
Robert E. Rossiter.......   49     President, Chief Operating Officer and Director           24
                                   of the Company
James H. Vandenberghe....   45     Executive Vice President and Chief Financial              22
                                   Officer of the Company
James A. Hollars.........   50     Senior Vice President and President --                    22
                                   International Division of the Company
Barthold H. Hoemann......   56     Senior Vice President and President -- Ford               14
                                   Division of the Company
Frederick F. Sommer......   52     Senior Vice President and President --                    --
                                   Automotive Industries Division of the Company
Donald J. Stebbins.......   37     Vice President, Treasurer and Assistant                    3
                                   Secretary of the Company
Joseph F. McCarthy.......   51     Vice President, Secretary and General Counsel of           1
                                   the Company
Gerald G. Harris.........   61     Vice President and President -- GM Division of            33
                                   the Company
Terrence E. O'Rourke.....   48     Vice President and President -- Chrysler                   1
                                   Division of the Company
Randal T. Murphy.........   60     Vice President and President -- BMW Division of           15
                                   the Company
Richard N. Hodgson.......   47     Vice President and President -- Components                13
                                   Division of the Company

     Set forth below is a description of the business experience of each executive officer of the Company.

     Kenneth L. Way. Mr. Way was elected to and has held the position of Chairman of the Board and Chief Executive Officer of the Company since 1988. Prior to this he served as Corporate Vice President, Automotive Group of Lear Siegler, Inc. ("LSI") since October 1984. During the previous six years, Mr. Way was President of LSI's General Seating Division. Prior to this, he was President of LSI's Metal Products Division in Detroit for three years. Other positions held by Mr. Way during his 29 years at Lear include Manufacturing Manager of the Metal Products Division and Manager of Production Control for the Automotive Division in Detroit. Mr. Way also serves as a director of Hayes Wheels International, Inc.

     Robert E. Rossiter. Mr. Rossiter became President of the Company in 1984 and a Director and the Chief Operating Officer of the Company in 1988. He joined LSI in 1971 in the Material Control Department at the Automotive Division, then joined the Metal Products Division of LSI as Production Control Manager, and subsequently moved into sales and sales management. In 1979, he joined the General Seating Division as Vice President of Sales and worked in that position, as well as Vice President of Operations, until 1984.

     James H. Vandenberghe. Mr. Vandenberghe is currently Executive Vice President and Chief Financial Officer of the Company. Mr. Vandenberghe previously served as Senior Vice President -- Finance, Secretary and Chief Financial Officer of the Company since 1988. He was appointed Executive Vice President of the Company in 1993. He joined LSI's Automotive Division in 1973 as a financial analyst and was promoted to positions at the Metal Products Division and the Automotive Group office, and in 1978 was named the Vice President -- Finance for the Plastics Division. In 1983, Mr. Vandenberghe was appointed Vice President -- Finance for General Seating Division. Prior to 1988, Mr. Vandenberghe had been responsible for project management, United States operations, and international operations of the Company.

     James A. Hollars. Mr. Hollars is currently Senior Vice President and President -- International Division of the Company. He was promoted to this position in 1995. Prior to serving in this position, he was President -- International Operations of the Company since 1994. Previously he served as Senior Vice President -- International Operations of the Company since 1993 and Vice President -- International upon the sale of

LSI's Power Equipment Division to Lucas Industries in 1988. Mr. Hollars joined LSI's Metal Products Division in 1973 as the Manufacturing Manager and later served as Vice President -- Manufacturing for No-Sag Spring Division. In 1979, he was named President of the Foam Products Division and was subsequently promoted to President at the Anchorlok Division in 1985 and the Power Equipment Division in 1986.


     Barthold H. Hoemann. Mr. Hoemann was elected Senior Vice President and President -- Ford Division of the Company in May 1995. Prior to serving in this position he was President -- Ford Division of the Company since November 1994. Mr. Hoemann previously served as Senior Vice President -- North American JIT Operations of the Company since 1993, as Vice President-Component Operations for the Company in 1992 and 1993 and as Vice President and General Manager of the Company's subsidiary, Lear Plastics Corporation, in 1991 and 1992. Mr. Hoemann has over 30 years experience as a senior manager and officer in manufacturing companies such as the AC Spark Plug Division of General Motors and the Plastics and Peerless Divisions of LSI.



     Frederick F. Sommer. Mr. Sommer was elected Senior Vice President and President -- Automotive Industries Division of the Company upon consummation of the AIH Acquisition. Prior to the AIH Acquisition, he served as President of AIH since November 1991 and Chief Executive Officer of AIH since May 1994. From March 1992 to May 1994, Mr. Sommer served as Chief Operating Officer of AIH. Mr. Sommer also served as Executive Vice President of AIH from October 1990 until November 1991. Prior thereto, he served as Vice President -- Manufacturing and Purchasing of the U.S. subsidiary of Nissan from January 1987 until October 1990.


     Donald J. Stebbins. Mr. Stebbins is currently Vice President, Treasurer and Assistant Secretary of the Company. He joined the Company in June 1992 from Bankers Trust Company, New York where he was Vice President for four years. Prior to his tenure at Bankers Trust Company, he held positions at Citibank, N.A. and The First National Bank of Chicago.

     Joseph F. McCarthy. Mr. McCarthy was elected Vice President, Secretary and General Counsel of the Company in April 1994. Prior to joining the Company, Mr. McCarthy served as Vice President -- Legal and Secretary for both Hayes Wheels International, Inc. and Kelsey-Hayes Company. Prior to joining Hayes Wheels International, Inc. and Kelsey-Hayes Company, Mr. McCarthy was a partner in the law firm of Kreckman & McCarthy from 1973 to 1983.


     Gerald G. Harris. Mr. Harris was elected Vice President and President -- GM Division of the Company in May 1995. Prior to serving in this position, he was President -- GM Division of the Company since November 1994. Mr. Harris previously served as Vice President and General Manager -- GM Operations since March 1994. Previously Mr. Harris served as Director -- Ford Business Unit from March 1992 to March 1994, Director of Sales from August 1990 to March 1992 and Sales Manager from January 1989 to August 1990.



     Terrence E. O'Rourke. Mr. O'Rourke was elected Vice President and President -- Chrysler Division of the Company in May 1995. Prior to serving in this position, he was President -- Chrysler Division of the Company since November 1994. Previously, Mr. O'Rourke served as Director -- Strategic Planning since October 1994. Prior to joining Lear, Mr. O'Rourke was employed by Ford Motor Company as Supply Manager -- Climate Control Department from 1992 and Procurement Operations Manager from 1988.



     Randal T. Murphy. Mr. Murphy was elected Vice President and President -- BMW Division of the Company in May 1995, after having served as President -- BMW Division of the Company since November 1994. Prior to serving in these positions, he was Vice President and General Manager -- Chrysler/BMW Operations since March 1994. Previously he served as Director -- JIT Operations from 1993 and Vice President -- Product Engineering from 1980.



     Richard N. Hodgson. Mr. Hodgson was elected Vice President and President -- Components Division of the Company in May 1995, after having served as President -- Components Division of the Company since November 1994. Prior to serving in these positions, he was Vice President -- Components Operations since April 1993. Previously he served as Plant Manager for Lear's subsidiary, Lear Seating Canada Ltd., from 1982.

                              SELLING STOCKHOLDERS

     The following table and accompanying footnotes set forth certain information regarding beneficial ownership of the Company's Common Stock by the Selling Stockholders as of July 15, 1995 prior to the Offerings and as adjusted to reflect the sale of 10,000,000 shares of Common Stock by the Company and 5,000,000 shares of Common Stock by the Selling Stockholders in the Offerings:

                                 PRIOR TO OFFERINGS                                 AFTER OFFERINGS
                          --------------------------------                -----------------------------------
                             NUMBER OF                                       NUMBER OF
                              SHARES                         SHARES OF        SHARES
                          OF COMMON STOCK                   COMMON STOCK  OF COMMON STOCK
                               OWNED        PERCENTAGE OF      BEING           OWNED         PERCENTAGE OF
                           BENEFICIALLY    COMMON STOCK(3)   OFFERED(4)   BENEFICIALLY(4)  COMMON STOCK(3)(4)
                          ---------------  ---------------  ------------  ---------------  ------------------
Lehman Funds(1)...........    25,958,724         56.3%        4,125,000      21,833,724           38.9%
FIMA Finance Management
  Inc.(2).................     5,510,044         11.9           875,000       4,635,044            8.3

-------------------------

 (1) The number of shares beneficially owned by the Lehman Funds comprises 9,324,051 shares of Common Stock owned by Lehman Brothers Merchant Banking Portfolio Partnership L.P. and 6,337,584 shares of Common Stock owned by Lehman Brothers Capital Partners II, L.P. (each located at Three World Financial Center, New York, New York 10285); 2,563,440 shares of Common Stock owned by Lehman Brothers Offshore Investment Partnership L.P. and 7,733,649 shares of Common Stock owned by Lehman Brothers Offshore Investment Partnership-Japan L.P. (each located at Clarendon House, Church Street, Hamilton HMCX, Bermuda). LB I Group Inc. and Lehman Brothers Holdings Inc. are the general partners of Lehman Brothers Merchant Banking Portfolio Partnership L.P. and Lehman Brothers Capital Partners II, L.P., respectively, and Lehman Brothers Offshore Partners Ltd. is the general partner of Lehman Brothers Offshore Investment Partnership-Japan L.P. and Lehman Brothers Offshore Investment Partnership L.P. Each such general partner may be deemed to own beneficially the shares directly owned by the entity of which it is the general partner. LB I Group Inc. and Lehman Brothers Offshore Partners Ltd. are wholly-owned subsidiaries of Lehman Brothers Holdings Inc. Each of the partnerships may be deemed to share with Lehman Brothers Holdings Inc. the power to vote and the power to dispose of the shares owned by such partnership. The address of Lehman Brothers Holdings Inc. is Three World Financial Center, New York, New York 10285.


 (2) FIMA Finance Management Inc. ("FIMA") is a wholly-owned subsidiary of EXOR Group S.A. ("EXOR Group"), formerly IFINT, S.A. EXOR Group, a Luxembourg corporation, is the international investment holding company of IFI, S.p.A., the parent company of the Agnelli Group. The address of FIMA is Wickhams Cay, Road Town, Tortola, British Virgin Islands.


 (3) Assumes that none of the Options, pursuant to which 4,600,857 shares are issuable, are exercised.



 (4) The Lehman Funds have collectively, and FIMA has, granted to the Underwriters an option to purchase up to an aggregate of 1,855,000 and 395,000 additional shares of Common Stock, respectively, exercisable solely to cover over-allotments. See "Underwriting." The data set forth in the table assume that the Underwriters' over-allotment option is not exercised.



     In 1988, FIMA first acquired an ownership interest in the Company by purchasing 6,435,000 shares of Common Stock of the Company. In 1991, FIMA and the Lehman Funds acquired an aggregate of 14,999,985 additional shares from the Company for an aggregate purchase price of $75.0 million and certain additional shares of Common Stock from certain other stockholders (the "1991 Common Stock Acquisition"). In 1992, the Company sold an additional $20.0 million worth of Common Stock to the Lehman Funds and FIMA (the "1992 Common Stock Acquisition"). In connection with the 1991 Common Stock Acquisition, the 1992 Common Stock Acquisition, the offering of the Senior Subordinated Notes, the NAB Acquisition, the offering of the Subordinated Notes, the IPO, the AIH Acquisition and the Offerings, Lehman Brothers, an affiliate of the Lehman Funds, has received compensation from the Company comprising underwriting fees, discounts and commissions and financial advisory fees. In addition, Lehman Commercial Paper Inc., an affiliate of the Lehman Funds, has from time to time been a lender under the Company's credit facilities and has received customary fees in such capacity.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.01 per share, and 15,000,000 shares of Preferred Stock, par value $0.01 per share.

COMMON STOCK


     As of July 15, 1995, there were 46,132,364 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Cumulative voting is not permitted. Subject to preferences of any Preferred Stock that may be issued in the future, the holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors. The Company is currently restricted under the terms of the Credit Agreement and of the Indentures governing the Senior Subordinated Notes and the Subordinated Notes from paying dividends to holders of Common Stock. In the event of a liquidation, dissolution or winding up of the Company, and subject to preferences of any Preferred Stock that may be issued in the future, the Common Stock is entitled to receive pro rata all of the assets of the Company available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon the closing of the Offerings will be fully paid and non-assessable.


PREFERRED STOCK

     The Board of Directors has the authority to issue up to 15,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, which may be superior to those of the Common Stock, without further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with rights that could adversely affect the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. There will be no shares of Preferred Stock outstanding upon the closing of the Offerings and the Company has no present plans to issue any Preferred Stock.

STOCKHOLDERS AND REGISTRATION RIGHTS AGREEMENT

     The Lehman Funds, FIMA and certain current and former officers and employees of the Company are parties to the Stockholders and Registration Rights Agreement, which contains certain provisions as to the voting and transfer of Common Stock held by those stockholders.

     Under the Stockholders and Registration Rights Agreement, the parties thereto who hold Common Stock have the following registration rights. On or prior to September 28, 1996, the holders of at least 20% of the fully diluted shares of Common Stock held by parties to the Stockholders and Registration Rights Agreement that have not been transferred pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act and that continue to bear a legend referencing such agreement ("Registrable Securities") may require the Company, subject to certain conditions, to effect the registration under the Securities Act of not less than 15% of the Registrable Securities. After September 28, 1996, the holders of at least 10% of the Registrable Securities may require the Company, subject to certain conditions, to effect the registration of not less than 10% of the Registrable Securities. Upon receipt of a valid registration request, the Company is required to notify other parties to the Stockholders and Registration Rights Agreement of such request, and those parties may, subject to certain conditions, require the Company to include any of their Registrable Securities in any registration statement filed pursuant to such request.

     Unless the holders of the Common Stock making a registration request otherwise consent in writing, no other person, other than a holder of Common Stock who is a party to the Stockholders and Registration Rights Agreement and who requests that its shares be included in such registration and, in the case of an underwritten offering, the Company, would be permitted to offer any securities pursuant to such registration.

Subject to certain exceptions, the Company is required to pay all expenses incurred in connection with up to a maximum of four valid registration requests and, if any requested registration is in the form of an underwritten offering, the Stockholders and Registration Rights Agreement requires the Company to designate Lehman Brothers Inc. as the managing underwriter of the offering.

     In addition to the demand registration rights summarized above, the parties to the Stockholders and Registration Rights Agreement also may, subject to certain limitations, require the Company to register their shares of Common Stock whenever the Company registers any of its equity securities under the Securities Act, whether for sale for its own account or not. The Stockholders and Registration Rights Agreement provides for, in the case of underwritten offerings, certain registration priorities in the event that the managing underwriter advises the Company that the number of shares of Common Stock proposed to be included in any registration under the Securities Act exceeds the largest number of shares which can be sold without having an adverse effect on the offering. In addition, the Company and the other parties to the Stockholders and Registration Rights Agreement are subject to certain holdback provisions during the registration and sale of shares of Common Stock. Under the Stockholders and Registration Rights Agreement, the Company has agreed to indemnify selling stockholders against certain liabilities.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BY-LAWS

     The by-laws of the Company provide that the Company shall indemnify each officer and director of the Company to the fullest extent permitted by applicable law. The Restated Certificate of Incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, the directors of the Company shall be indemnified by the Company and shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Certain provisions of the Company's Restated Certificate of Incorporation and by-laws may have the effect of preventing, discouraging or delaying any change in control of the Company and may maintain the incumbency of the Board of Directors and management. The authorization of undesignated Preferred Stock will make it possible for the Board of Directors to issue Preferred Stock without voting or other rights or preferences that could impede the success of any attempt to change control of the Company. The Company's Restated Certificate of Incorporation provides that the Board of Directors of the Company will be divided into three classes serving staggered three-year terms. Directors can be removed from office only for Cause (as defined below) and only by the affirmative vote of the holders of a majority of the then-outstanding shares of capital stock entitled to vote generally in an election of directors. Vacancies on the Board of Directors may be filed only by the remaining directors and not by the stockholders. "Cause" is defined as the willful and continuous failure substantially to perform one's duties to the Company or the willful engaging in gross misconduct materially and demonstrably injurious to the Company.

     The by-laws provide that special meetings of stockholders may be called by the chairman, the president, any vice president, the secretary or any assistant secretary of the Company and must be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning at least a majority of the capital stock of the Company issued and outstanding and entitled to vote. The by-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be received by the secretary of the Company not less than 60 nor more than 90 days prior to the date of the annual meeting, and must contain certain specified information concerning the person to be nominated. Notice of intent to raise business at such meeting must be received by the secretary of the Company not less than 120 nor more than 150 days prior to the first anniversary of the date of the Company's consent solicitation or proxy statement released in connection with the previous year's meeting.

DELAWARE ANTI-TAKEOVER LAW


     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of a corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." The current stockholders of the Company may not, by virtue of their current holdings, be deemed to be "interested stockholders" under this statute. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is The Bank of New York, located in New York, New York.

LISTING

     The Common Stock is listed on the New York Stock Exchange under the symbol LEA.

              CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder that is not a "U.S. person" (a "non-U.S. holder"). A "U.S. person" is a person or entity that, for U.S. federal income tax purposes, is a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof, or an estate or trust whose income is includible in gross income for U.S. federal income tax purposes regardless of its source. An individual will be deemed to be a resident of the United States for U.S. federal income tax purposes if: (1) such individual is a lawful permanent resident of the United States at any time during the taxable year; (2) such individual makes an election to be treated as a resident pursuant to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"); or (3) such individual is present in the United States for an aggregate of 183 days or more during the calendar year. In addition, an individual will be presumed to be a resident of the United States for U.S. federal income tax purposes if such individual is present in the United States on at least 31 days in the current calendar year and for an aggregate of 183 days during the three-year period ending with the current calendar year (counting, for such purposes all of the days present in the United States during the current year, one-third of the days present during the immediately preceding year and one-sixth of the days present during the second preceding year). This presumption of residence may be rebutted if it is established that such individual has a "tax home" in a foreign country and a "closer connection" to such foreign country than to the United States, with such terms being defined in the Code. Furthermore, the determination of residence under the Code may be rebutted by application of an applicable tax treaty or convention between the United States and an appropriate foreign country that may also treat such individual as a tax resident of such country. A special definition of U.S. resident applies for U.S. federal estate tax purposes. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

     This discussion is based on Code and administrative and judicial interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, nor does it address tax consequences under the laws of any U.S. state, municipality or other taxing jurisdiction or under the laws of any jurisdiction other than the United States.

     Prospective holders should consult their own tax advisors about the particular U.S. federal tax consequences to them of holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS


     In the event that dividends are paid to a non-U.S. holder, such dividends will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under current U.S. Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding tax. Under the current interpretation of U.S. Treasury regulations, the same presumption generally applies to determine the applicability of a reduced rate of withholding under a U.S. tax treaty. Thus, non-U.S. holders receiving dividends at addresses outside the United States generally are not yet required to file tax forms to obtain the benefit of an applicable treaty rate. If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the U.S. Internal Revenue Service (the "IRS").


     Under U.S. Treasury regulations which were proposed in 1984 and which have not yet been put into effect, to claim the benefits of a tax treaty, a non-U.S. holder of Common Stock would have to file certain forms accompanied by statements from a competent authority of the treaty country attesting to the holder's eligibility to claim treaty benefits.

     Generally, upon the filing of a Form 4224 with the Company, there is no withholding tax on dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends are subject to the U.S. federal income tax on net income applicable to U.S. persons. Effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

GAIN ON DISPOSITION OF COMMON STOCK


     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and either (x) has a "tax home" in the United States (as specially defined for U.S. federal income tax purposes) or (y) maintains an office or other fixed place of business in the United States and the income from the sale of the stock is attributable to such office or other fixed place of business,
(iii) in the case of a non-resident individual who is a partner in a foreign partnership holding the Common Stock, such non-resident individual is present in the United States for 183 or more days in the taxable year of the disposition or the gain is effectively connected with a trade or business conducted by such partnership in the United States, (iv) the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates or (v) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes. The Company is not currently, has not been and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.


INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to such holder, regardless of whether tax was actually withheld. That information may also be made available to the tax authorities of the country in which the non-U.S. holder resides.

     United States federal backup withholding (which generally is withholding imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information to the IRS) will generally not apply to dividends paid to a non-U.S. holder that are subject to withholding at the 30% rate (or would be so subject but for a reduced rate under an applicable treaty). In addition, the payor of dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is a U.S. person.

     The backup withholding and information reporting requirements also apply to the gross proceeds paid to a non-U.S. holder upon the disposition of Common Stock by or through a U.S. office of a U.S. or foreign broker, unless the holder certifies to the broker under penalty of perjury as to its name, address and status as a non-U.S. holder or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of (i) a U.S. broker, (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (iii) a foreign broker that is a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder's United States federal income tax liability, provided that required information is furnished to the IRS.

     The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the Common Stock is subject to change.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is neither a citizen nor a resident of the United States for federal estate tax purposes at the date of death will be included in such individual estate's for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of nonresident aliens are generally allowed a statutory credit that is the equivalent of an exclusion of $60,000 of assets from the estate for U.S. estate tax purposes. Estate tax treaties may permit a larger credit. A special definition of U.S. resident applies for U.S. federal estate purposes.

                                  UNDERWRITING

     Under the terms of, and subject to the conditions contained in, the U.S. Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, the underwriters named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, PaineWebber Incorporated and Schroder Wertheim & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such U.S. Underwriter below:


                                                                             NUMBER OF
                                U.S. UNDERWRITERS                              SHARES
        ------------------------------------------------------------------   ----------
        Lehman Brothers Inc. .............................................
        Morgan Stanley & Co. Incorporated.................................
        PaineWebber Incorporated..........................................
        Schroder Wertheim & Co. Incorporated..............................
                                                                             ----------
             Total........................................................   12,000,000
                                                                             ==========



     Under the terms of, and subject to the conditions contained in, the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, the managers named below of the concurrent offering of the Common Stock outside the United States and Canada (the "International Managers" and together with the U.S. Underwriters, the "Underwriters"), for whom Lehman Brothers International (Europe), Morgan Stanley & Co. International Limited, PaineWebber International (U.K.) Ltd. and J. Henry Schroder & Co. Limited are acting as lead managers (the "Lead Managers"), have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite the name of each such International Manager below:



                                                                              NUMBER OF
                              INTERNATIONAL MANAGERS                           SHARES
        -------------------------------------------------------------------   ---------
        Lehman Brothers International (Europe).............................
        Morgan Stanley & Co. International Limited.........................
        PaineWebber International (U.K.) Ltd. .............................
        J. Henry Schroder & Co. Limited....................................
                                                                              ---------
             Total.........................................................   3,000,000
                                                                              =========


     The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the

International Managers, as the case may be, pursuant to the respective Underwriting Agreements must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering, and the closing of the International Offering is a condition to the closing of the U.S. Offering.

     The Company has been advised that the U.S. Underwriters and the International Managers propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the U.S. Underwriters and the International Managers) at such public offering price less
a selling concession not in excess of $       per share. The selected dealers
may reallow a concession not in excess of $       per share to certain brokers
and dealers. After the public offering, the public offering price, the concession to select dealers and reallowance may be changed by the U.S. Underwriters and the International Managers.

     The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the U.S. Underwriters and the International Managers may be required to make in respect thereof.

     The Selling Stockholders have granted to the U.S. Underwriters and the International Managers an option to purchase up to an aggregate of 1,800,000 and 450,000 additional shares of Common Stock, respectively, exercisable solely to cover over-allotments, at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. All of the shares of Common Stock sold upon any exercise of this over-allotment option will be sold by the Selling Stockholders. Such option may be exercised at any time until 30 days after the date of the U.S. Underwriting Agreement and the International Underwriting Agreement, respectively. To the extent that the option is exercised, each U.S. Underwriter or International Manager, as the case may be, will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such U.S. Underwriter's or International Manager's initial commitment as indicated in the preceding tables.

     The Company, the Selling Stockholders and certain existing stockholders, including all of the executive officers of the Company, have agreed that they will not, subject to certain limited exceptions, for a period of 120 days from the date of this Prospectus, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares without the prior written consent of the Representatives.


     The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. Offering, (i) it is not purchasing any such shares for the account of anyone other than a U.S. person (as defined below) and
(ii) it has not offered or sold, will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. Person. In addition, pursuant to such agreement each International Manager has agreed that, as part of the distribution of the shares of Common Stock offered in the International Offering, (i) it is not purchasing any such shares for the account of a U.S. Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering in the United States or Canada to any U.S. Person. Each International Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.


     The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion,
(iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers.

As used herein, (a) the term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, and (b) the term "U.S. Person" means any resident or national of the United States or Canada or its provinces, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or its provinces, or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. Person), and includes any United States or Canadian branch of a person other than a U.S. Person.



     Each International Manager has represented and agreed that (i) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 (the "1986 Act") with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue and pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the 1986 Act) relating to the shares of Common Stock if that person falls within Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.


     The shares of Common Stock may not be offered or sold directly or indirectly in Hong Kong by means of this document or any other offering material or document other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this document or any amendment or supplement thereto or any other information, advertisement or document relating to the shares of Common Stock other than with respect to shares of Common Stock intended to be disposed of to persons outside Hong Kong or to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

     The shares of Common Stock have not been registered under the Securities and Exchange Law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.


     No action has been taken or will be taken in any jurisdiction by the Company or the International Managers that would permit a public offering of the shares offered pursuant to the Offerings in any jurisdiction where action for that purpose is required, other than the United States and Canada and its provinces. Persons into whose possession this Prospectus comes are required by the Company and the International Managers to inform themselves about and to observe any restrictions as to the offering of the shares offered pursuant to the Offerings and the distribution of this Prospectus.


     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Prior to the Offerings, the Lehman Funds, each an affiliate of Lehman Brothers and Lehman Brothers International (Europe), beneficially own, in the aggregate, approximately 56% of the outstanding Common Stock of the Company (assuming no outstanding Options are exercised). Therefore, the underwriting arrangements for the Offerings will comply with the requirements of Schedule E to the Bylaws of the National Association of Securities Dealers, Inc. ("NASD") regarding an NASD member firm's participation in distributing its affiliate's securities. In accordance with Schedule E, the Underwriters will not make sales of shares of Common Stock offered hereby to customers' discretionary accounts without the prior specific written approval of such customers.

     The Lehman Funds will receive a portion of the proceeds from the Offerings. Five of the ten members of the Company's Board of Directors presently are employed by Lehman Brothers or The Cypress Group L.L.C., a company that provides consulting services to Lehman Brothers with respect to the management of the equity investments of the Lehman Funds. Lehman Brothers has from time to time provided investment banking, financial advisory and other services to the Company, for which services it has received fees.

                                 LEGAL MATTERS

     The validity of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. Certain legal matters in connection with the Offerings will be passed upon the U.S. Underwriters and the International Managers by Cravath, Swaine & Moore, New York, New York. Cravath, Swaine & Moore has performed, and continues to perform, services for the Lehman Funds from time to time.

                                    EXPERTS


     The audited financial statements and schedule of the Company incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said reports.



     The audited financial statements of the FSB incorporated by reference into this Prospectus have been audited by Arthur Andersen & Co., s.a.s., as indicated in their report with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said report.



     The audited financial statements of AIH and its subsidiaries incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said report.



     The audited financial statements of Plastifol incorporated by reference into this Prospectus have been audited by KPMG Deutsche Treuhand -- Gesellschaft, as indicated in their report with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said report.

                                 [LEAR LOGO]


                [Lear Seating Corporation is the world's largest independent automotive supplier of seat and interior systems -- with 33,000 quality-dedicated, customer-focused people through 107 facilities in 18 countries around the globe.]



                       LEAR TOTAL SYSTEMS CAPABILITIES


                 [Diagram of Lear Total Systems Capabilities]

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS


                                         Page
                                         -----
Available Information.................       2
Incorporation of Certain Documents by
  Reference...........................       2
Prospectus Summary....................       3
Risk Factors..........................       9
Use of Proceeds.......................      11
Common Stock Price Range and
  Dividends...........................      11
Capitalization........................      12
Pro Forma Financial Data..............      13
Selected Financial Data of the
  Company.............................      17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations of the Company........      18
Business of the Company...............      24
Selected Financial Data of Automotive
  Industries Holding, Inc. ...........      36
Management's Discussion and Analysis
  of Results of Operations of
  Automotive Industries Holding,
  Inc. ...............................      37
Business of Automotive Industries
  Holding, Inc. ......................      39
Management............................      44
Selling Stockholders..................      46
Description of Capital Stock..........      47
Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................      50
Underwriting..........................      52
Legal Matters.........................      55
Experts...............................      55


             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                               15,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                                           , 1995

                          ---------------------------

                                LEHMAN BROTHERS

                              MORGAN STANLEY & CO.
                     INCORPORATED

                            PAINEWEBBER INCORPORATED
                            SCHRODER WERTHEIM & CO.

             ------------------------------------------------------
             ------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  [ALTERNATE PAGE FOR INTERNATIONAL OFFERING]


                 Subject to Completion, dated September 1, 1995


PROSPECTUS
                               15,000,000 Shares

                                  [LEAR LOGO]

                                  COMMON STOCK
                          ---------------------------


     Of the 15,000,000 shares of Common Stock ("Common Stock") of Lear Seating Corporation ("Lear" or the "Company") being offered hereby, 10,000,000 shares are being offered by the Company and 5,000,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. Of the 15,000,000 shares of Common Stock being offered hereby, 3,000,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering") and 12,000,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The public offering price and underwriting discounts and commissions per share are identical for both Offerings. See "Underwriting."



     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LEA." On August 31, 1995, the reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape was $28 5/8 per share.


      SEE "RISK FACTORS" ON PAGE 9 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                         Underwriting                    Proceeds to
                                           Price to     Discounts and    Proceeds to       Selling
                                            Public      Commissions(1)    Company(2)     Stockholders
-------------------------------------------------------------------------------------------------------
Per Share..............................        $              $               $               $
-------------------------------------------------------------------------------------------------------
Total(3)...............................      $              $               $               $
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) Lear and the Selling Stockholders have agreed to indemnify the International Managers, the U.S. Underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by Lear estimated at $               .
(3) The Selling Stockholders have granted the International Managers and the U.S. Underwriters a 30-day option to purchase up to an aggregate of 2,250,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Selling Stockholders will be $       , $
    and $       , respectively. See "Underwriting."
                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of certificates for shares will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about                   , 1995.

                          ---------------------------
LEHMAN BROTHERS
                MORGAN STANLEY & CO.
                           INTERNATIONAL
                                     PAINEWEBBER INTERNATIONAL
                                                                 SCHRODERS
                  , 1995

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE INTERNATIONAL MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS


                                         Page
                                         -----
Available Information.................       2
Incorporation of Certain Documents by
  Reference...........................       2
Prospectus Summary....................       3
Risk Factors..........................       9
Use of Proceeds.......................      11
Common Stock Price Range and
  Dividends...........................      11
Capitalization........................      12
Pro Forma Financial Data..............      13
Selected Financial Data of the
  Company.............................      17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations of the Company........      18
Business of the Company...............      24
Selected Financial Data of Automotive
  Industries Holding, Inc. ...........      36
Management's Discussion and Analysis
  of Results of Operations of
  Automotive Industries Holding,
  Inc. ...............................      37
Business of Automotive Industries
  Holding, Inc. ......................      39
Management............................      44
Selling Stockholders..................      46
Description of Capital Stock..........      47
Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................      50
Underwriting..........................      52
Legal Matters.........................      55
Experts...............................      55


             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                               15,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                                           , 1995

                          ---------------------------

                                LEHMAN BROTHERS

                              MORGAN STANLEY & CO.
                     INTERNATIONAL
                           PAINEWEBBER INTERNATIONAL
                                   SCHRODERS

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all fees and expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All of such expenses, except the S.E.C. filing fee and the NASD filing fee, are estimated.


          SEC filing fee...............................................   $  159,860
          NASD filing fee..............................................       30,500
          Blue sky fees and expenses...................................       25,000
          Legal fees and expenses......................................      150,000
          Accounting fees and expenses.................................      125,000
          Printing and engraving.......................................      500,000
          Listing fees.................................................      100,000
          Miscellaneous................................................        9,640
                                                                          ----------
               Total...................................................   $1,100,000
                                                                           =========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Registrant is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law, as amended (the "GCL"), which provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity of another corporation or business organization against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of a corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

     Reference is also made to Section 102(b)(7) of the GCL, which permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The certificate of incorporation of the Registrant provides for the elimination of personal liability of a director for breach of fiduciary duty as permitted by Section 102(b)(7) of the GCL and the by-laws of the Registrant provide that the Registrant shall indemnify its directors and officers to the full extent permitted by Section 145 of the GCL.


     The Registrant has directors and officers liability insurance that insures the directors and officers of the Registrants against certain liabilities. In addition, Lehman Brothers Inc. has agreed to indemnify Jeffrey P. Hughes, David
P. Spalding, James A. Stern, Eliot Fried and Alan Washkowitz, each being a director of the Registrant and an officer or former officer of Lehman Brothers Inc., in connection with their service as directors of the Registrant.

     The Underwriting Agreements provide for indemnification by each of the U.S. Underwriters and each of the International Managers, as the case may be, of directors and officers of Lear against certain liabilities, including liabilities under the Securities Act of 1933, under certain circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     A list of exhibits is set forth on the Index to Exhibits.

ITEM 17. UNDERTAKINGS

     1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     2. The undersigned Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrants' annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan on August 31, 1995.


                                          LEAR SEATING CORPORATION

                                          By:         /s/ KENNETH L. WAY

                                          --------------------------------------
                                                        Kenneth L. Way
                                                   Chairman of the Board and
                                                    Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed below by the following persons in the capacities and on the dates indicated:



                NAME                                  TITLE                        DATE
                ----                                  -----                        ----
         /s/ KENNETH L. WAY               Chairman of the Board and         August 31, 1995
-------------------------------------     Chief Executive Officer
           Kenneth L. Way                 (Principal Executive Officer)

                     *                    President, Chief Operating        August 31, 1995
-------------------------------------     Officer and Director
         Robert E. Rossiter

      /s/ JAMES H. VANDENBERGHE           Executive Vice President          August 31, 1995
-------------------------------------     and Chief Financial Officer
        James H. Vandenberghe             (Principal Financial and
                                          Principal Accounting Officer)

                     *                    Director                          August 31, 1995
-------------------------------------
          Larry W. McCurdy

                     *                    Director                          August 31, 1995
-------------------------------------
          Gian Andrea Botta

                     *                    Director                          August 31, 1995
-------------------------------------
             Eliot Fried

                     *                    Director                          August 31, 1995
-------------------------------------
          Robert W. Shower

                     *                    Director                          August 31, 1995
-------------------------------------
          Jeffrey P. Hughes

                NAME                                  TITLE                        DATE
                ----                                  -----                        ----
                     *                    Director                          August 31, 1995
-------------------------------------
          David P. Spalding

                     *                    Director                          August 31, 1995
-------------------------------------
           James A. Stern

                     *                    Director                          August 31, 1995
-------------------------------------
           Alan Washkowitz

  *By:   /s/ JAMES H. VANDENBERGHE
-------------------------------------
           James H. Vandenberghe
             Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                       SEQUENTIALLY
EXHIBIT NUMBER                                   EXHIBIT                               NUMBERED PAGE
--------------                                   -------                               -------------
       1.1      --   Form of U.S. Underwriting Agreement.                                     *
       1.2      --   Form of International Underwriting Agreement.                            *
       2.1      --   Agreement and Plan of Merger, dated as of July 16, 1995, among           *
                     Lear, AIHI Acquisition Corp. and Automotive Industries Holding,
                     Inc. ("AIH") (incorporated by reference to Exhibit 2.1 to Lear's
                     Current Report on Form 8-K dated August 28, 1995).
       5.1      --   Opinion of Winston & Strawn, special counsel to Lear.                    *
      23.1      --   Consent of Arthur Andersen LLP.                                          *
      23.2      --   Consent of Arthur Andersen LLP with respect to AIH Financial             *
                     Statements.
      23.3      --   Consent of Arthur Andersen & Co., s.a.s. with respect to FSB             *
                     Financial Statements.
      23.4      --   Consent of KPMG Deutsche Treuhand-Gesellschaft with respect to           *
                     the Plastifol Financial Statements.
      23.5      --   Consent of Winston & Strawn (included in Exhibit 5.1).                   *
   ** 24.1      --   Powers of Attorney.                                                      *
   ** 27.1      --   Financial Data Schedule (incorporated by reference to Exhibit            *
                     27.1 to Lear's Quarterly Report on Form 10-Q filed August 4,
                     1995).
   ** 99.1      --   Amended and Restated Stockholders and Registration Rights                *
                     Agreement dated as of September 27, 1991 by and among Lear, the
                     Lehman Funds, Lehman Merchant Banking Partners Inc., as
                     representative of the Lehman Partnerships, FIMA Finance
                     Management Inc., a British Virgin Islands corporation, and the
                     Management Investors (incorporated by reference to Exhibit 2.2 to Holdings' Current Report on Form 8-K dated September 24,
                     1991).
   ** 99.2      --   Waiver and Agreement dated September 27, 1991, by and among              *
                     Holdings, Kidder Peabody Group Inc., KP/Hanover Partners 1988,
                     L.P., General Electric Capital Corporation, FIMA Finance
                     Management Inc., a Panamanian corporation, FIMA Finance
                     Management Inc., a British Virgin Islands corporation, MH
                     Capital Partners Inc., successor by merger and name change to MH
                     Equity Corp., SO.PA.F Societa Partecipazioni Finanziarie S.p.A.,
                     INVEST Societa Italiana Investimenti S.p.A., the Lehman
                     Partnerships and the Management Investors (incorporated by reference to Exhibit 2.3 to Holdings' Current Report on Form 8-K
                     dated September 24, 1991).
   ** 99.3      --   Amendment to Amended and Restated Stockholders and Registration          *
                     Rights Agreement (incorporated by reference to Exhibit 10.24 to
                     Lear's Transition Report on Form 10-K filed March 31, 1994).
      99.4      --   Waiver to Amended and Restated Stockholders and Registration             *
                     Rights Agreement dated August 15, 1995.


-------------------------

** Previously filed.